                                                                       EXHIBIT 1

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Management's Discussion and Analysis of Financial Condition
and Results of Operations...................................    1
Selected Financial Data.....................................   18
Report of Independent Accountants...........................   19
Consolidated Statement of Income for the Years 1997 through
  1999......................................................   21
Consolidated Balance Sheet at December 31, 1998 and 1999....   22
Consolidated Statement of Cash Flows for the Years 1997
  through 1999..............................................   24
Consolidated Statement of Comprehensive Income for the Years
  1997 through 1999.........................................   25
Notes to Consolidated Financial Statements..................   26

                      [This Page Intentionally Left Blank]

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     (All per share references, unless indicated, are stated as basic earnings per share.)

MERGER

     On February 22, 1999, the Company and Dominion Resources, Inc. (DRI) announced that a definitive merger agreement was approved by the boards of directors of both companies. DRI is a holding company with businesses in regulated and competitive electric power, natural gas and oil development and selected financial services. DRI's principal business subsidiary is Virginia Electric and Power Company, a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina.

     The Company announced on May 11, 1999 that, after careful consideration, the Board of Directors had unanimously rejected an unsolicited merger proposal from Columbia Energy Group. In addition, on May 11, 1999, the Company announced that the Board of Directors had unanimously approved an Amended and Restated Agreement and Plan of Merger (Amended Plan of Merger) with DRI. Under the Amended Plan of Merger, the Company's shareholders will receive a combination of DRI common stock and cash with a calculated firm value of $66.60 per share of common stock. Up to 60% of the consideration to the Company's shareholders will be in the form of DRI common stock and the balance will be in cash. The merger transaction is conditioned, among other things, upon the opinions of counsel on the tax-free nature of the stock portion of the transaction.

     On June 30, 1999, the shareholders of both the Company and DRI voted to approve the merger of the two companies.

     As of December 31, 1999, the Company and DRI had received all state and federal regulatory approvals required for consummation of the merger. The anticipated merger closing date is January 28, 2000. Reference is made to Note 2 to the consolidated financial statements, page 29, for additional information on the merger.

RESULTS OF OPERATIONS

NET INCOME

     Net income in 1999 was $136.8 million, or $1.43 a share, compared with net income of $238.8 million, or $2.52 a share, in 1998. Net income in 1997 was $304.4 million, or $3.21 a share. Prior year results, however, reflect the Company's decision to discontinue its wholesale energy trading and marketing operations in 1998 (see Note 3 to the consolidated financial statements, page
30). The Company recognized a loss on discontinued operations of $48.9 million, or $.51 a share, in 1998 and $14.5 million, or $.15 a share, in 1997.

INCOME FROM CONTINUING OPERATIONS

     Income from continuing operations was $136.8 million, $287.7 million and $318.9 million for 1999, 1998 and 1997, respectively. On a per share basis, income from continuing operations was $1.43 in 1999, compared to $3.03 in 1998 and $3.36 in 1997. Income from continuing operations for 1999 includes costs related to the pending merger with DRI amounting to $212.7 million (see Note 2 to the consolidated financial statements, page 29). Excluding the merger costs, income from continuing operations for 1999 would have been $282.1 million, or $2.95 per share.

     1999

     Excluding merger costs in 1999 and the favorable effect of the resolution of a regulatory contingency in 1998, income from continuing operations increased $8.3 million compared to the prior year. Results for 1999 reflect increased gas and oil production, higher average oil wellhead prices, and colder weather compared to 1998, partially offset by higher operating expenses. Although weather in the Company's retail service areas during 1999 was 7.9% warmer than normal, it was 12.2% colder than 1998. Normal weather represents a measure of temperature experienced over an historical time frame, the length of which may differ depending on the regulatory jurisdiction. Results for 1999 also reflect a pretax net pension credit of $71.8 million, compared to $56.5 million in 1998. The increase in this noncash credit reflects higher investment returns earned by the Company's defined benefit pension plans during 1999.

     1998

     Income from continuing operations for 1998 included a gain of $13.9 million associated with the favorable resolution of a regulatory contingency. Excluding this special item, income from continuing operations declined $45.1 million in 1998. The effects of warm winter weather and lower average wellhead prices for gas and oil were only partially mitigated by ongoing cost reduction efforts and the impact of higher oil production. Weather in the Company's retail service areas was 17.8% warmer than normal and 19.3% warmer than 1997. The warmer than normal weather in 1998 reduced earnings by $.47 per share. When compared to normal, 1998 was the second warmest year in the Company's history.

     1997

     Income from continuing operations in 1997 increased $9.5 million from the prior year. The favorable impact of higher gas and oil production and continued cost containment efforts more than offset the effects of warmer weather and lower average wellhead prices for both gas and oil. Weather in the Company's retail service areas was 1.9% colder than normal but 4.3% warmer than 1996.

OPERATING REVENUES

     Operating revenues include revenues from gas and oil sales, transportation and storage of gas, gas and oil trading activities and by-product operations. Total operating revenues in 1999 were $3,074.3 million, an increase of $313.9 million from 1998.

     1999

     Regulated gas sales revenues increased $23.5 million, to $1,397.2 million. Regulated gas sales volumes increased 14.0 billion cubic feet (Bcf), to 221.1 Bcf, reflecting colder weather compared to the prior year. While gas sales volumes increased for the residential and commercial customer groups, volumes sold to industrial customers declined slightly. The effect of the overall increase in gas sales volumes was partially mitigated by lower average sales rates for all three customer groups, reflecting the pass through of lower purchased gas costs compared to 1998.

     Nonregulated gas sales revenues increased $113.5 million, to $607.9 million, in 1999. Nonregulated gas sales volumes totaled 244.9 Bcf, an increase of 37.8 Bcf from the prior year. The increased sales volumes reflected increased gas sales by CNG Field Services Company (CNG Field Services) and higher production and sales by CNG Producing Company (CNG Producing).

     Gas transportation and storage revenues totaled $566.8 million in 1999, up $20.9 million from 1998. Gas transportation revenues increased $25.8 million in 1999 attributable in part to customers switching from sales to transportation service at certain of the distribution subsidiaries, while storage service revenues declined $4.9 million.

     Other operating revenues increased $156.0 million in 1999, to $502.4 million. The increase was due chiefly to increased oil trading revenues from CNG Producing, higher oil and condensate sales and increased sales of products extracted from natural gas.

     1998

     Regulated gas sales revenues declined $477.3 million during 1998 compared to the prior year, to $1,373.7 million. Regulated sales volumes declined 64.9 Bcf, to 207.1 Bcf, due chiefly to warmer weather in 1998. Residential customers switching to transport service also caused a decline in sales volumes. In addition, lower average sales rates for all three major customer classes--residential, commercial and industrial--reflecting lower purchased gas costs contributed to the decline in revenues.

     Nonregulated gas sales revenues increased $61.0 million in 1998, to $494.4 million, with sales volumes increasing 36.1 Bcf, to 207.1 Bcf. The increased sales volumes in 1998 were due to gas sales by CNG Retail Services Corporation (CNG Retail), in its first full year of operation, and CNG Field Services.

     Gas transportation and storage revenues rose $53.8 million, to $545.9 million, in 1998. This improvement includes a $47.6 million increase associated with gas transportation revenues due largely to customers switching from sales to transport service at certain of the distribution subsidiaries.

     Other operating revenues declined $54.2 million in 1998, to $346.4 million, due primarily to lower revenues from oil production and oil trading activities as a result of declining oil prices during 1998.

OPERATING EXPENSES

     Operating expenses, including income taxes, were $2,614.9 million in 1999, compared to $2,392.9 million and $2,766.7 million in 1998 and 1997, respectively.

     Purchased gas consistently represents the largest operating expense category for the Company. Purchased gas costs were $911.7 million in 1999, $900.4 million in 1998 and $1,114.1 million in 1997. This expense is influenced primarily by changes in gas sales requirements, the price of gas supplies, and the timing of recoveries of deferred purchased gas costs. The increase in 1999 was due chiefly to increased volume requirements in connection with colder weather experienced in that year, while lower average purchase prices helped to hold back the increase. The decline in 1998 was due primarily to decreased volume requirements in connection with the warm weather in 1998, combined with lower average purchase prices.

     Liquids, capacity and other products purchased expense includes the cost of oil, condensate and by-products purchased for resale, electricity purchased for resale by CNG Retail, and pipeline capacity not associated with gas purchased. This expense increased $134.6 million in 1999 due largely to increased oil trading activity by CNG Producing and increased purchases of pipeline capacity by CNG Transmission Corporation (CNG Transmission). During 1998, this expense decreased $65.2 million due primarily to lower average purchase prices for oil traded by CNG Producing and less pipeline capacity purchased by CNG Transmission.

     Combined operation and maintenance expense increased $65.2 million in 1999 due primarily to higher royalty expenses, increased allowance for doubtful accounts at one of the distribution subsidiaries, and contributions to the CNG Foundation. Combined operation and maintenance expense decreased $48.8 million in 1998 due largely to lower royalty expense, lower amortization expense related to abandoned facilities and lower general and administrative expenses. The decline in 1998 was partially offset by workforce reduction charges recognized in the fourth quarter of 1998 due principally to the plan to reorganize the management structure of the Company's regulated operations.

     Total depreciation and amortization (DD&A) expense increased $48.8 million in 1999 due to higher gas and oil production volumes and $5.3 million in 1998 due to higher oil production volumes.

     Taxes, other than income taxes, increased $18.1 million in 1999 due chiefly to the timing of the recognition of excise tax expense by one of the distribution subsidiaries and declined $14.3 million in 1998 for the same reason.

     Income taxes decreased $56.0 million in 1999 due to lower pretax income and declined $26.7 million in 1998 due to lower pretax income and a lower effective tax rate.

OTHER INCOME

     Total other income (deductions) was $(198.2) million in 1999, compared to $34.7 million in 1998 and $12.4 million in 1997. The caption in 1999 includes expenses of $212.7 million recognized in connection with the Company's pending merger with DRI (see Note 2 to the consolidated financial statements, page 29). "Other-net" declined $19.4 million during 1999 due in part to lower gains on property dispositions and reduced earnings from equity investments. In 1998 this caption increased $20.8 million due principally to increased earnings from equity investments at CNG International. Interest revenues decreased slightly in 1999 and increased $1.5 million in 1998.

INTEREST CHARGES

     Interest on long-term debt increased $2.0 million in 1999 and $1.4 million in 1998. Interest recognized during 1999 in connection with $200 million of debentures issued in October 1998 and $400 million of notes issued in September 1999, partially offset by the impact of the redemption in June 1999 of $100 million of debentures, was the primary reason for the increase in 1999. The 1998 increase was due chiefly to a full year of interest expense on the $300 million of debentures issued in the fourth quarter of 1997, partially offset by reduced interest expense in 1998 resulting from the redemption of the convertible subordinated debentures. Other interest expense increased $8.9 million in 1999 and $13.9 million in 1998 due primarily to interest on commercial paper borrowings.

FOURTH QUARTER RESULTS

     Net income for the fourth quarter of 1999 was $67.0 million, or $.70 per share, compared to $95.0 million, or $1.00 per share, in 1998. Excluding merger expenses of $39.7 million recognized in the fourth quarter of 1999, net income would have been $98.1 million, or $1.02 per share. Net income for the fourth quarter of 1998 includes a loss from discontinued operations of $2.2 million, or $.02 per share. Results for 1999 reflect increased gas and oil production, higher average gas and oil wellhead prices and colder weather compared to the fourth quarter of 1998. These factors were partly offset by higher operating expenses in 1999, including contributions to the CNG Foundation and deferred taxes associated with the potential sale of CNG International (see Note 9 to the consolidated financial statements, page 36). The Company produced 46.8 Bcf of gas during the fourth quarter of 1999, up 13% from 1998, and produced 2.5 million barrels of oil, a 22% increase over the prior year quarter. The Company's fourth quarter 1999 average gas wellhead price was $2.52 per thousand cubic feet (Mcf), up $.35 per Mcf, while average oil wellhead prices increased $6.90 per barrel compared to the prior year quarter, to $16.64 per barrel. Weather in the fourth quarter of 1999 was 4% colder than the prior year quarter.
--------------------------------------------------------------------------------

                QUARTERS ENDED DECEMBER 31,                    1999         1998
                ---------------------------                    ----         ----
                                                                 (In Millions)
Operating revenues..........................................  $ 955.8      $ 807.4
Operating expenses..........................................   (776.8)      (654.4)
Operating income before income taxes........................    179.0        153.0
Income taxes................................................    (40.4)       (45.2)
Other income/expenses-net...................................    (71.6)       (10.6)
                                                              -------      -------
Income from continuing operations...........................     67.0         97.2
Income (loss) from discontinued operations..................       --         (2.2)
                                                              -------      -------
Net income..................................................  $  67.0      $  95.0
                                                              =======      =======
Earnings (loss) per common share--basic (in dollars)
  Continuing operations.....................................  $   .70      $  1.02
  Discontinued operations...................................       --         (.02)
                                                              -------      -------
Net income..................................................  $   .70      $  1.00
                                                              =======      =======
Earnings (loss) per common share--diluted (in dollars)
  Continuing operations.....................................  $   .70      $  1.01
  Discontinued operations...................................       --         (.02)
                                                              -------      -------
Net income..................................................  $   .70      $   .99
                                                              =======      =======

--------------------------------------------------------------------------------

NEW ACCOUNTING STANDARDS

     The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 1998. SFAS No. 133 establishes new accounting standards for derivative instruments and for hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays, by one year, the effective date of SFAS

No. 133. Accordingly, the Company must adopt the provisions of SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

SEGMENTS OF THE BUSINESS

     Due to the regulated nature of the distribution and transmission segments of the Company's business, operating results can be affected by regulatory delays when price increases are sought through general rate filings to recover certain higher costs of operations. Weather is also an important factor since a major portion of the gas sold or transported by the distribution and transmission operations is ultimately used for space heating.

     Operating results for each of the Company's business segments, which include affiliated transactions, follow. Reference is made to Note 19 to the consolidated financial statements, page 46, for additional segment information.
--------------------------------------------------------------------------------

     OPERATING INCOME BEFORE INCOME TAXES        1999        1998        1997
     ------------------------------------        ----        ----        ----
                                                        (In Millions)
Distribution..................................  $203.4      $208.2      $266.6
Transmission..................................   201.9       183.6       180.9
Exploration and production....................   135.0       116.6       142.8
Other (a).....................................     1.2        (1.4)       (7.3)
Corporate and eliminations....................    (8.5)       (9.9)      (16.3)
                                                ------      ------      ------
     Total....................................  $533.0      $497.1      $566.7
                                                ======      ======      ======

--------------------------------------------------------------------------------
---------------
(a) Includes CNG International, CNG Retail, CNG Products and Services, CNG Power, CNG Field Services (formerly CNG Storage Services), Consolidated LNG, CNG Research and CNG Coal.

DISTRIBUTION

     "Distribution" represents the results of the four retail gas distribution subsidiaries: The East Ohio Gas Company (East Ohio Gas), The Peoples Natural Gas Company (Peoples Natural Gas), Virginia Natural Gas, Inc. (Virginia Natural Gas) and Hope Gas, Inc. (Hope Gas). Reference is made to Note 2 to the consolidated financial statements, page 29, regarding the requirement to sell or spin off Virginia Natural Gas in connection with its merger with DRI.

     Sales growth in the Company's residential service areas in Ohio, Pennsylvania and West Virginia has generally been limited since such areas have experienced minimal population growth, and the vast majority of households in these areas already use natural gas for space heating. Growth in the retail sales market has largely been at Virginia Natural Gas, due to customer conversions from other energy sources and the past expansion of its service territory. Since the Company's acquisition of this subsidiary in 1990, it has experienced an annual customer growth rate of about 4%, compared to a growth rate of less than 1% for the other distribution subsidiaries.

     Similar to the unbundling of the services provided by gas pipeline companies, gas distribution companies are adapting to the deregulation and unbundling of the retail energy market. Under open access programs, natural gas suppliers other than the local gas utility can use the utility's existing lines to deliver gas to customers.

     CNG Retail, created in 1997, markets natural gas, electricity, and consumer products and services to residential, commercial and small industrial customers, including those within the Company's traditional service territories. CNG Retail is expected to enable the Company to take advantage of emerging deregulated energy markets for both gas and electricity.

     During the spring of 1997, Peoples Natural Gas opened its system in Pennsylvania to customer choice. In addition, on July 2, 1997, the Public Utilities Commission of Ohio approved East Ohio Gas' "Energy Choice"

(EOG Energy Choice) pilot program which allows approximately 15% of East Ohio Gas' residential and small business customers the opportunity to purchase their natural gas from competing suppliers, if they so choose.

     Reference is made to "Gas and Electric Industry Developments," page 11, for additional information regarding industry deregulation.

DISTRIBUTION OPERATING INCOME BEFORE INCOME TAXES

     1999

     Operating income before income taxes declined $4.8 million in 1999, to $203.4 million, compared to the prior year. The effect of higher operating costs, including the timing of the recognition of excise tax expense and increased allowance for doubtful accounts, more than offset the impact of colder weather compared to 1998. In addition, workforce reduction costs were $5.2 million higher in 1999. Although weather in the Company's retail service areas during 1999 was 7.9% warmer than normal, it was 12.2% colder than the prior year. Operating income before income taxes attributable to Virginia Natural Gas represented 15.5% of the total for this segment during 1999.

     1998

     Operating income before income taxes declined $58.4 million in 1998, to $208.2 million, compared to 1997. The impact of warmer weather in 1998 was partially mitigated by lower operation expenses and the timing of the recognition of excise tax expense. Weather in the Company's retail service areas was 17.8% warmer than normal and 19.3% warmer than 1997. The 1998 period also included a $4.5 million charge for workforce reduction costs recognized in the fourth quarter in connection with the Company's plan to reorganize and centralize the management of its regulated operations.

     1997

     Operating income before income taxes was $266.6 million in 1997, up $8.2 million from the prior year. However, the 1996 period included workforce reduction charges of $8.2 million. The effect of warmer weather in 1997 offset the impact of lower operation and maintenance expenses during the year. Weather in the Company's retail service areas was 1.9% colder than normal and 4.3% warmer than 1996.

DISTRIBUTION OPERATING REVENUES

     Operating revenues increased $28.3 million in 1999, to $1,640.1 million. Regulated gas sales increased $22.0 million as higher sales volumes resulting from the colder weather during 1999 more than offset the impact of lower average sales rates. Gas transportation and storage revenues increased $12.4 million reflecting higher volumes during 1999. The volume increase reflects the continued migration of residential customers from sales to transport service. Operating revenues attributable to Virginia Natural Gas represented 12.4% of the total for this segment for 1999.

     Operating revenues decreased $414.8 million, to $1,611.8 million, in 1998. Average sales rates and volumes declined in 1998 compared to the prior year. Sales rates declined due to the pass-through of lower purchased gas costs. Lower volumes in 1998 reflected warmer weather during the year and the impact of former residential sales customers who now purchase gas from other suppliers, including CNG Retail. Gas transportation and storage revenues increased $44.0 million in 1998 due to both higher volumes and rates. The increase in gas transportation volumes reflects the switch by residential customers from sales to transport service.

DISTRIBUTION THROUGHPUT

     Since distribution sales volumes largely represent gas used for space heating, changes in volumes are primarily a function of the weather. In addition to sales service, the distribution operations provide gas transportation services to a wide range of customers, primarily commercial and industrial end users. Therefore, the volume of gas transported can be affected by changes in both economic and market conditions and are being impacted by the continued displacement of gas sales volumes to other suppliers.

             DISTRIBUTION THROUGHPUT               1999*      1998       1997
             -----------------------               -----      ----       ----
                                                     (In Billion Cubic Feet)
Sales............................................  221.4      207.6      272.7
Transportation...................................  208.6      198.9      189.4
                                                   -----      -----      -----
  Throughput.....................................  430.0      406.5      462.1
                                                   =====      =====      =====

---------------
* Includes 23.1 Bcf of sales throughput and 10.1 Bcf of transportation throughput attributable to Virginia Natural Gas.

     Gas sales volumes increased in 1999 compared to 1998 as the impact of colder weather more than offset the continued displacement of sales volumes to other suppliers. Residential gas sales volumes increased 10.5 Bcf in 1999, to
170.4 Bcf. The distribution operations transported 17.3 Bcf of gas during 1999, up 2.7 Bcf from 1998, on behalf of former residential sales customers who now purchase gas from other suppliers, including CNG Retail. Sales to commercial customers increased 3.8 Bcf to 48.1 Bcf while volumes transported to these customers was unchanged at 43.0 Bcf. Total deliveries to industrial customers increased 7.1 Bcf, to 142.8 Bcf, compared to the prior year. Industrial transport volumes were up 7.2 Bcf to 140.4 Bcf, while sales volumes declined slightly, to 2.4 Bcf. Off-system transport volumes declined .2 Bcf in 1999, to
7.9 Bcf.

     Gas sales volumes declined in 1998 compared to the prior year primarily as a result of warmer weather and the continued displacement of sales volumes to other suppliers. Residential gas sales volumes declined 47.9 Bcf in 1998, to
159.9 Bcf. The distribution subsidiaries transported 14.6 Bcf of gas in 1998, compared to 2.7 Bcf in 1997, on behalf of former residential sales customers who now purchase gas from other suppliers, including CNG Retail. Sales to commercial customers declined 15.4 Bcf to 44.3 Bcf while volumes transported to these customers decreased .3 Bcf to 43.0 Bcf, both declines being attributable to the warm weather. Total deliveries to industrial customers decreased 2.6 Bcf, to
135.7 Bcf. Industrial transport volumes were down .8 Bcf to 133.2 Bcf, while sales volumes declined 1.8 Bcf to 2.5 Bcf. Off-system transport volumes were down 1.3 Bcf in 1998, to 8.1 Bcf.

TRANSMISSION

     "Transmission" includes the results of the gas transmission, storage, by-product and certain other activities of CNG Transmission and the by-products business of CNG Power. Gas and oil production activities of CNG Transmission are included in the exploration and production segment.

TRANSMISSION OPERATING INCOME BEFORE INCOME TAXES

     1999

     Operating income before income taxes increased $18.3 million in 1999, to $201.9 million. As indicated below, the results for 1998 included a gain of $13.9 million in connection with the favorable resolution of a regulatory contingency. Lower operation and depreciation expenses and increased prices and volumes for natural gas by-products contributed to the higher results for 1999.

     1998

     Operating income before income taxes was $183.6 million in 1998, an increase of $2.7 million compared to the prior year. The 1998 results include the impact of the favorable resolution of a regulatory contingency and a charge for workforce reduction costs of $1.1 million. Also, the 1997 results included a charge amounting to $5.8 million recognized in connection with CNG Transmission's withdrawal from participation in a gas storage development project.

     1997

     Operating income before income taxes declined slightly in 1997, to $180.9 million. While the 1997 period included the charge for the storage project indicated above, 1996 results included a $5.1 million charge for workforce reduction costs.

TRANSMISSION OPERATING REVENUES

     Total operating revenues increased $24.3 million, to $526.8 million, during 1999. Gas transportation revenues were up $27.3 million reflecting higher average rates and volumes. Gas storage service revenues declined $1.5 million. Revenues from the sale of by-products increased $4.8 million due to higher average sales rates and volumes. Other operating revenues declined $6.3 million compared to the prior year due to the $13.9 million favorable resolution of a regulatory contingency recognized in 1998.

     Total operating revenues increased $3.2 million during 1998, to $502.5 million. Gas transportation revenues increased $4.1 million, as higher average rates more than offset lower volumes, and gas storage service revenues increased $3.0 million. Revenues from the sale of by-products declined $18.2 million due to lower sales rates. Higher other operating revenues for 1998 include $13.9 million relating to the favorable resolution of a regulatory contingency.

TRANSMISSION THROUGHPUT

     The changing regulatory environment has created a number of opportunities for pipeline companies to expand and serve new markets. The Company has taken advantage of selected market expansion opportunities, concentrating its efforts primarily in the Northeast and along the East Coast. This expansion is supported by the Company's network of underground storage facilities and the location and nature of its gridlike pipeline system as a link between the country's major longline gas pipelines and the increasing energy demands of East Coast markets. A further expansion project in conjunction with East Ohio Gas and others will provide additional capacity at minimal cost. CNG Transmission's pipeline and storage facilities will continue to enable retail end users to take advantage of the accessibility of supplies nationwide in the evolving deregulation of the gas industry at the retail level (see "Distribution," page 5, and "Gas and Electric Industry Developments," page 11).

     Variations in weather conditions can also have a significant impact on the throughput of the transmission operations, since a substantial portion of the gas deliveries of these operations is ultimately used by space-heating customers. Also, transmission operations provide transportation services to a wide range of customers, including commercial and industrial end users, electric power generators, and local utility companies. Therefore, the volume of gas transported can also be affected by changes in economic and market conditions.

     Total throughput for the gas transmission operations, consisting entirely of transportation volumes, was 647.2 Bcf, 612.5 Bcf and 732.8 Bcf for the years 1999, 1998 and 1997, respectively.

EXPLORATION AND PRODUCTION

     "Exploration and production" (E&P) includes the results of CNG Producing and the gas and oil production activities of CNG Transmission.

E&P OPERATING INCOME BEFORE INCOME TAXES

     1999

     Operating income before income taxes increased $18.4 million in 1999, to $135.0 million. The effect of higher gas and oil production and higher oil wellhead prices was partially offset by the impact of slightly lower gas wellhead prices. Results for 1998 reflected lower gas and oil production during the third quarter due in large part to four hurricanes and tropical storms that forced temporary shutdowns of oil and natural gas wells in the Gulf of Mexico. Those storms also delayed development efforts at the Nautilus complex, delaying initial production at that location until the first quarter of 1999. During 1999, the Company added 417 Bcf of gas equivalent from additions, revisions, and purchases of gas and oil reserves.

     1998

     Operating income before income taxes in 1998 was $116.6 million, a decline of $26.2 million from 1997. Results for 1998 reflected the impact of lower average gas and oil wellhead prices and lower gas production, partially offset by higher oil production. Both oil and gas production were negatively impacted during 1998 due to the hurricanes and tropical storms noted above. Also, the 1997 results included a non-cash, pretax charge of $10.4 million related to the Company's impairment of its Canadian oil producing properties. During 1998, the E&P segment added 374 Bcf of gas equivalent from additions, revisions, and purchases of gas and oil reserves, while CNG Producing also purchased 39 Bcf of gas reserves from an affiliate, Peoples Natural Gas.

     1997

     Operating income before income taxes in 1997 was $142.8 million, up $9.6 million from 1996. As noted above, the 1997 results included an impairment charge of $10.4 million. The results for 1997 reflected increased gas and oil production that more than offset the impact of lower average wellhead prices for gas and oil, higher royalty expense, increased operating costs related to bringing certain new production on line and increased workover activity. During 1997, the Company added 315 Bcf of gas equivalent from additions, revisions, and purchases of gas and oil reserves.

GAS AND OIL PRODUCTION, PRICES AND OTHER INFORMATION

     The following table sets forth the Company's gas and oil production, average wellhead prices and other information for the E&P operations for the last three years:

                                                                1999           1998          1997
                                                                ----           ----          ----
GAS (BCF)
Nonregulated................................................      181.6         154.9         155.3
Regulated*..................................................         --           2.6           2.8
                                                              ---------      --------      --------
     Total..................................................      181.6         157.5         158.1
                                                              =========      ========      ========
OIL (000 BBLS)
Nonregulated................................................   10,315.7       7,894.7       7,312.0
                                                              =========      ========      ========
AVERAGE WELLHEAD PRICES--NONREGULATED
Gas (per Mcf)...............................................  $    2.25      $   2.26      $   2.43
Oil (per Bbl)...............................................  $   13.19      $  11.54      $  16.07
OTHER E&P DATA--NONREGULATED
DD&A (per Mcf equivalent)...................................  $     .93      $    .89      $    .88
Average production (lifting) cost (per Mcf equivalent)......  $     .33      $    .31      $    .33

---------------
* Cost-of-service. Cost-of-service gas reserves were held solely by Peoples Natural Gas and sold to CNG Producing during 1998.

     The Company's average gas wellhead price was $2.25 per Mcf in 1999, down slightly from 1998. Gas production for 1999 was 181.6 Bcf, up 24.1 Bcf from 1998. The increase in gas production for 1999 was due chiefly to increased production at the Main Pass 223 and High Island 571 fields and new production at the Nautilus/Atlantis/Nemo complex in the Gulf of Mexico. Production from the newly-acquired Lopeno Field in South Texas also contributed to higher gas production in 1999. The Company's average oil wellhead price was $13.19 per barrel in 1999, up $1.65 per barrel from the prior year period. The movement in oil prices during 1999 is consistent with the worldwide trend in prices during the year. Oil production in 1999 was 10.3 million barrels, up 31% from 1998. The increased oil production in 1999 was due largely to new production at the Nautilus/ Atlantis/Nemo complex that began in early 1999, and increased production at Neptune that resulted from development work performed in 1998.

     The Company's average gas wellhead price was $2.26 per Mcf in 1998, down $.17 from 1997 but still favorable compared to industry-wide prices in 1998 due to a market price hedging program. Gas production in

1998 was down .6 Bcf, to 157.5 Bcf, compared to 1997. Average oil wellhead prices were $11.54 per barrel in 1998, down $4.53 from 1997, while oil production increased nearly 600,000 barrels, to 7.9 million barrels. The increase in oil production in 1998 was due in part to a full year of production at Neptune, a deep-water project in the Gulf of Mexico which began production in March 1997.

E&P OPERATING REVENUES

     Total operating revenues increased $222.1 million in 1999, to $853.2 million. Gas sales revenues increased $63.8 million due primarily to higher sales volumes. Revenues from oil and condensate production and trading increased $130.3 million due to higher sales volumes and higher average sales prices. Revenues from oil trading increased $85.1 million and revenues from oil and condensate production increased $45.2 million. Other operating revenues increased $28.0 million during 1999 due in part to higher sales of by-products.

     Total operating revenues for the E&P operations were $631.1 million in 1998, a decline of $74.6 million from 1997. Gas sales revenues decreased $9.4 million due to both lower volumes and lower average gas prices compared to 1997. Revenues from oil and condensate production and trading declined $71.9 million in 1998 as the effect of lower average sales prices outweighed the impact of higher sales volumes. Revenues from oil trading decreased $45.6 million and revenues from oil and condensate production declined $26.3 million. Other operating revenues increased $6.7 million in 1998.

OTHER

     This component, as described in the operating results table on page 5, reported operating income before income taxes of $1.2 million in 1999 and operating losses before income taxes of $1.4 million and $7.3 million in 1998 and 1997, respectively. Pretax operating income of $6.9 million attributable to CNG Field Services in 1999 more than offset losses at the other subsidiaries comprising this component. Losses at CNG Retail and CNG Products and Services totaled $1.2 million, $5.3 million and $3.8 million in 1999, 1998 and 1997, respectively. Partially offsetting the 1998 losses was $8.8 million of pretax operating income from CNG Field Services.

     Results of this component also reflect the operations of CNG International, which had pretax operating losses of $4.4 million, $4.7 million and $6.8 million, for 1999, 1998 and 1997, respectively. However, earnings from CNG International's operations are attributable to investments in foreign utilities and pipelines which are accounted for under the equity method and are excluded from the operating income amounts. CNG International reported a net loss of $1.5 million for 1999, net income of $2.5 million for 1998 and a net loss of $3.8 million in 1997 (see "International Activities" below).

DISCONTINUED OPERATIONS

     During April 1998, management approved a plan to discontinue the Company's wholesale trading and marketing of natural gas and electricity, including integrated energy management. On July 31, 1998, the sale of the capital stock of CNG Energy Services Corporation, formerly a wholly-owned subsidiary of the Company, to Sempra Energy Trading, a subsidiary of Sempra Energy, was finalized. Proceeds of $37.4 million were received from the sale of the stock, as adjusted for working capital items. The Company's transition out of the wholesale gas and electricity business was substantially complete at December 31, 1998.

     Losses from discontinued operations, net of applicable tax benefits, were $17.2 million in 1998 and $14.5 million in 1997. In addition, during 1998 the Company recognized a loss on disposal of the discontinued operations, including a provision for operating losses during the phase out period, of $31.7 million, net of applicable tax benefit.

INTERNATIONAL ACTIVITIES

     As indicated in Note 19 to the consolidated financial statements, page 46, during the fourth quarter of 1999 the Company decided to focus on the United States oil and gas markets and, accordingly, has begun exploring the sale of CNG International. CNG International's net assets totaled $251.0 million at December 31, 1999.

     In March 1998 CNG International purchased a 33.3% ownership interest in the Dampier-to-Bunbury Natural Gas Pipeline (DBNGP) in Western Australia from the Western Australia Government. One of CNG International's partners in the purchase was El Paso Energy Corporation (El Paso), which also holds a 33.3% ownership interest. In connection with their investments in DBNGP, CNG International and El Paso formed DBNGP Finance Company LLC (DBNGP Finance). DBNGP Finance is owned 50% by CNG International and 50% by EPED Holding Company, a wholly-owned subsidiary of El Paso. Subsequent to the formation of DBNGP Finance, the equity ownership interests of CNG International and El Paso in DBNGP were transferred to this entity.

     In October 1998 DBNGP Finance borrowed $250 million under a Senior Term Loan Facility (Term Loan). The Term Loan matures October 2, 2001, can be extended in one-year increments to October 2, 2003, and bears interest at a variable rate. Of the gross proceeds received by DBNGP Finance under the Term Loan, $100 million was distributed to CNG International. In connection with the Term Loan, CNG International entered into an Equity Contribution Agreement with DBNGP Finance. CNG International is contractually obligated to make equity contributions to DBNGP Finance equal to the Term Loan proceeds distributed to CNG International, plus interest on such proceeds, in the event that DBNGP Finance is unable to service this debt. The Company is contractually obligated to cause CNG International to make such equity contributions.

LIMITATION ON CAPITALIZED COSTS

     As indicated in Note 1 to the consolidated financial statements, the Company follows the full cost method of accounting for its gas and oil producing activities prescribed by the Securities and Exchange Commission (SEC). Reference is made to Note 6 to the consolidated financial statements, page 31, regarding the Company's recognition under the SEC full cost rules of an impairment of its gas and oil producing properties at December 31, 1997.

     There are a number of factors, including prices, that determine whether or not an impairment is required. Because gas wellhead prices are subject to sudden and seasonal fluctuations, an impairment of these gas and oil properties is a possibility at any quarterly measurement date, unless other factors such as lower production costs or proved reserve additions mitigate the impact of a price decline.

GAS AND ELECTRIC INDUSTRY DEVELOPMENTS

     Gas industry competition at the retail level is receiving increased attention from both regulators and legislators. Governments in three of the states in which the Company operates distribution subsidiaries have enacted or considered legislation regarding deregulation of natural gas at the retail level. In Ohio, a 1996 law established customer choice as a state policy in the supply of natural gas services. Implementation of the law, which allows retail customers to obtain gas from an array of suppliers, is under way. In Pennsylvania, legislation was enacted to unbundle gas utility merchant functions and permit the Pennsylvania Public Utility Commission to certify marketers, in addition to gas utilities, as suppliers of last resort, creating competition in a traditional gas utility function. Virginia is currently operating under a one-year unbundling pilot program, enacted in 1999. The Virginia General Assembly is currently considering legislation to make the program permanent.

     In addition to restructuring of the gas industry, the emerging unbundling of services provided by electric utilities is leading toward the convergence of the two industries to create one overall, highly competitive marketplace for a customer's total energy needs. Regulators and legislators at the federal level and in many states are considering, or are already implementing, initiatives to promote increased competition in the electric industry. A major development was the issuance in 1996 of FERC Orders 888 and 889. By requiring open access to the national electric transmission grid, Order 888 fosters increased competition in both the generation of electricity and the supply of bulk power to major wholesale customers. The companion order, Order 889, addresses the timing, information access and other administrative details associated with the FERC deregulation initiative. Congress also is considering legislation intended to facilitate the move to competition in the electric industry.

     Although progress status varies, pro-competition electric legislation is at least under consideration in many states. In Ohio, legislation enacted in 1999 will allow all consumers to choose their electric supplier beginning January 1, 2001. In Pennsylvania, all consumers may now choose their supplier. Competition is also forthcoming in Virginia, where in 1999 the General Assembly passed the "Utility Restructuring Act" which will phase in customer choice between 2002 and 2004. Regulators and legislators in West Virginia are also debating issues related to electric industry restructuring.

     Reflecting the evolution to a more competitive energy environment, the pace and size of business combinations among natural gas and electric utilities has increased in recent years (reference is made to Note 2 to the consolidated financial statements, page 29, regarding the Company's pending merger with DRI). These business combinations have generally been initiated to provide benefits from economies of scale, to reduce costs by the elimination of duplicate facilities and processes, and to improve the strategic and competitive position of the surviving entity.

     Recent and pending regulatory actions may serve to further facilitate more business combinations in the energy industry. The FERC has streamlined its regulatory review process regarding pending mergers. In addition, Congress has considered legislation to conditionally repeal the Public Utility Holding Company Act of 1935 (PUHCA), to which the Company is subject. While it seems unlikely that Congress will enact PUHCA legislation on a stand-alone basis, it appears more likely that any comprehensive electric restructuring bill will include a PUHCA repeal provision. If legislation to repeal or significantly modify the provisions of the PUHCA becomes law, certain federal restrictions related to diversification activities, including business combinations, for gas and electric companies subject to the PUHCA may be eased.

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations govern both current and future operations and potentially extend to plant sites formerly owned or operated by the subsidiaries, or their predecessors.

     Reference is made to Note 17 to the consolidated financial statements, page 44, for a detailed description of environmental matters.

     Estimates of liability in the environmental area are based on current environmental laws and regulations and existing technology. The exact nature of environmental issues which the Company may encounter in the future cannot be predicted. Additional environmental liabilities may result in the future as more stringent environmental laws and regulations are implemented and as the Company obtains more specific information about its existing sites and production facilities. At present, no estimate of any such additional liability, or range of liability amounts, can be made. However, the amount of any such liabilities could be material.

EFFECTS OF INFLATION

     Although inflation rates have been low to moderate in recent years, any change in price levels has an effect on operating results due to the capital intensive and regulated nature of the Company's major business components. The Company attempts to minimize the effects of inflation through cost control, productivity improvements and regulatory actions where appropriate.

FINANCIAL CONDITION

DIVIDEND AND COMMON STOCK MATTERS

     Total dividends paid to common shareholders in 1999 were $185.6 million compared with $185.9 million in 1998 and $184.6 million in 1997.

     During 1999, a total of 4,376 original issue shares were issued primarily in connection with the exercise of outstanding stock options.

     Under the Company's stock repurchase plan, up to 10 million shares of the Company's common stock can be repurchased in the open market. Shares may also be purchased in private transactions. The Company may also acquire shares of its common stock through certain provisions of the various stock incentive plans. The shares repurchased or acquired are held as treasury stock and are available for reissuance for general corporate purposes or in connection with various employee benefit plans. In January 1998, the Company purchased approximately

4.6 million shares of its common stock in a private transaction for use in satisfying the conversion rights of debentures called for redemption (see "Call of Debentures," page 14). At December 31, 1999 and 1998, a total of 10,443 and 495,123 shares, respectively, were being held as treasury stock.

CAPITAL SPENDING

     The current capital spending program for 2000 is estimated at $621.6 million, a 2% decrease compared with total capital spending in 1999. The estimated 2000 budget has been allocated as follows: exploration and production, $445.5 million; distribution, $122.8 million; transmission, $48.2 million; and corporate and other, $5.1 million. Exploration and production operations reflect increased spending on deep-water projects and increased conventional onshore and offshore drilling. Transmission and distribution operations expenditures will primarily be limited to spending for enhancements and improvements in the pipeline system and related facilities. The "corporate and other" category includes expenditures to upgrade information systems technology.

     Funds required for the capital spending program, as well as for other general corporate purposes, are expected to be obtained principally from internal cash generation. The Company may require long-term financing in 2000 to support capital spending, and may also utilize the capital markets to take advantage of other opportunities or to increase its financial flexibility.

CAPITAL RESOURCES AND LIQUIDITY

     Because of the seasonal nature of the regulated subsidiaries' heating business, a substantial portion of the Company's cash receipts are realized in the first half of the year. However, cash requirements for capital expenditures, dividends, debt retirements and other working capital needs do not track this pattern of cash receipts. Consequently, additional cash needs are satisfied through the sale of short-term commercial paper notes or by the issuance of long-term debt. As shown in the Consolidated Statement of Cash Flows, net cash provided by operating activities from continuing operations was $368.2 million, $767.4 million and $784.1 million for the years 1999, 1998 and 1997, respectively. The decline in net cash provided by operating activities in 1999 was due in part to lower net income and refunds paid to customers under regulatory procedures in 1999.

     In September 1999, the Company sold $400 million of 7 1/4% Notes Due October 1, 2004. The proceeds were used for general corporate purposes including capital expenditures, reduction of short-term debt, repurchase of Company stock, and the acquisition, retirement or redemption of debt securities.

     The Company has a shelf registration with the SEC which would allow it to sell up to an additional $1 billion of debt securities. The amount and timing of any future sale of these securities will depend on capital requirements and financial market conditions.

     The Company's embedded long-term debt cost, excluding current maturities, at year-end 1999 was 7.05%, compared with 6.96% for 1998 and 7.20% for 1997. The long-term debt to capitalization ratio was 42.6%, 36.5% and 39.7% at the end of 1999, 1998 and 1997, respectively. Under the provisions of one of the indentures covering the Company's outstanding senior debenture issues, the ratio cannot exceed 60%. The Company's senior debentures are rated A2 by Moody's Investors Service, BBB+ by Standard & Poor's, A by Duff and Phelps, and A by Fitch Investors Service.

     At December 31, 1999, the Company had a short-term credit agreement with a group of banks for $1 billion. The Company made no borrowings under this agreement during 1999 and there were no amounts outstanding under any credit agreements at December 31, 1999 or 1998.

     The Company utilizes short-term borrowings to finance gas inventories and other working capital requirements. Funds from the sale of commercial paper notes were used for these purposes in 1999, of which $685.7 million was outstanding at year-end. The Company may utilize unused portions of its credit agreements to provide support for commercial paper notes.

CALL OF DEBENTURES

     In January 1998 the Company called for redemption the entire principal amount outstanding of its 7 1/4% Convertible Subordinated Debentures, totaling $246.2 million. These debentures were convertible into shares of the Company's common stock at an initial conversion price of $54 per share. The redemption price was 102.18% of the principal amount plus accrued interest payable on February 23, 1998. In anticipation of the call, in January 1998 the Company purchased approximately 4.6 million shares of its common stock in a private transaction to satisfy the potential conversion obligation. The right to convert expired on February 13, 1998, and approximately 1.6 million of the acquired shares were issued on conversion. The remaining acquired shares were sold in two underwritten offerings during February and March 1998.

YEAR 2000 TECHNOLOGY ISSUE

     The Company has addressed the inability of some computer application software programs to distinguish between the year 1900 and 2000 due to a commonly-used programming convention.

     In the early 1990s, the Company identified business systems in need of technology updates to successfully adapt to changes in the business climate and the emerging competitive marketplace. These changes required the Company to move toward common, integrated systems and computing platforms. Accordingly, many systems representing older technology, which were not year 2000 ready, were targeted for replacement. This plan has been executed through major initiatives such as a company-wide implementation of Oracle Financial Applications, the development of a new revenue and customer information system for the distribution subsidiaries called "CAMP," and the development and implementation of applications for gas control management and asset and facilities mapping.

     The Company has addressed year 2000 issues via a systematic methodology that mitigates risk and incorporates a thorough due diligence process. This strategy recognized that the definition of "year 2000 compliance" varies broadly depending on the industry, component, vendor, and/or device. In 1997, the Company formalized its approach to year 2000 issues with the creation of a Year 2000 Project Office (Project Office) at the corporate level to coordinate company-wide year 2000 activities. All of the Company's operating subsidiaries have participated in this effort under the direction of the Project Office.

COSTS

     As of December 31, 1999, the Company has spent a total of $12.3 million in connection with its Project Office efforts, its use of external consultants and the remediation of affected application systems. This amount includes $1.4 million of capitalized costs for hardware and software used in the testing phase, and for application system and technical infrastructure replacements. This amount excludes costs incurred in connection with the development and installation of major new application systems which were expected to be year 2000 ready, the Company's potential share of year 2000 costs incurred by partnerships and joint ventures in which the Company participates but is not the operator, and internal labor costs other than those of the core Project Office. Additional costs expected to be incurred during 2000 are not expected to be material to the Company's results of operations, cash flows or financial position.

STATUS AS OF JANUARY 15, 2000

     As of January 15, 2000, the Company has experienced no material adverse effect on safety, revenues, assets, customer service or the environment resulting from the millennium date change. However, continuity planning is in place for the remainder of 2000, particularly for potentially sensitive dates such as February 29, 2000, and the Company's computer applications, operations and vendors continue to be monitored for year 2000-related problems. For those minor issues that have arisen subsequent to December 31, 1999, actions have been taken to remedy each occurrence in a satisfactory manner.

RISKS

     Significant progress continues in the development of CAMP for use at Hope Gas, EOG Energy Choice and the River Gas Division of East Ohio Gas. However, previous technical difficulties and delays caused the Company to invoke a contingency plan which involved renovation of the current revenue/CIS application system for the other distribution subsidiaries and 20 related application systems to make such systems year 2000 ready. These current systems collectively address the business processes which were to be handled by CAMP. Renovation, testing and implementation activities have been completed in connection with this contingency plan. As of January 15, 2000, the current revenue/CIS application systems used by the other distribution subsidiaries and CAMP have not experienced any material adverse effects in connection with the millennium date change. The costs incurred of $12.3 million referred to above includes approximately $3.4 million of costs in connection with the CAMP contingency plan. Concurrent with this effort, the Company is continuing the development of CAMP and has capitalized $65.2 million related to this project as of December 31, 1999. The CAMP core software is a licensed product of the Company's independent accountants, PricewaterhouseCoopers LLP (PwC), and PwC is the primary information systems consultant on this project.

PRICE RISK MANAGEMENT ACTIVITIES

     In the normal course of business, certain of the Company's operations are subject to market risk and credit risk in connection with the production, purchase and sale of natural gas and oil and stored gas inventories. In addition, the Company's foreign equity investments are subject to foreign currency risk. Reference is made to Note 16 to the consolidated financial statements, page 43, regarding the fair value of the Company's long-term debt which is comprised of fixed-rate instruments.

MARKET AND CREDIT RISK

     Price risk management activities expose the Company to market risk. Market risk represents the potential loss that can be caused by the change in market value of a particular commitment. The Company has appropriate operating procedures in place that are administered by experienced management to help ensure that proper internal controls are maintained. In addition, the Company has established an independent function at the Corporate level to monitor compliance with the price risk management policies of all subsidiaries.

     Price risk management activities also expose the Company to credit risk. Credit risk represents the potential loss that the Company would incur as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. The Company maintains credit policies with respect to its counterparties that management believes minimize overall credit risk. Such policies include the evaluation of a prospective counterparty's financial condition, collateral requirements where deemed necessary, and the use of standardized agreements which facilitate the netting of cash flows associated with a single counterparty. The Company also monitors the financial condition of existing counterparties on an ongoing basis. Considering the system of internal controls in place and credit reserve levels at December 31, 1999, the Company believes it unlikely that a material adverse effect on its financial position, results of operations or cash flows would occur as a result of counterparty nonperformance.

     The Company uses over-the-counter (OTC) price swap agreements, exchange-traded futures contracts, and option contracts to manage market risk inherent in the production, purchase and sale of natural gas and oil and stored gas inventories. The level of market risk exposure from these activities is maintained within risk management guidelines.

USE OF DERIVATIVES--NATURAL GAS

     Information for derivatives that are sensitive to changes in natural gas prices follow. Net notional quantities are used to calculate the payments and quantities to be exchanged under the contractual terms of the futures contracts, swap agreements and option contracts ("collars") and are not a measure of the Company's exposure to the use of these derivatives. All of the futures contracts, swap agreements and option contracts included in the tables below have been entered into to hedge the risk of market price changes in connection with the future production, purchase and/or sale of natural gas. It should also be noted that these disclosures exclude information about the Company's natural gas commodity purchase and sale commitments which are sensitive to changes in natural gas prices, and information related to firm transportation and storage agreements for which the Company must make specified minimum payments each month. Therefore, the information presented regarding the use of derivatives by the Company does not reflect the earnings impact of the physical transactions that may offset the financial gains and losses arising from the use of derivatives.

     The following table presents net notional quantities and weighted average settlement prices by expected maturity date for futures contracts used to hedge natural gas price risk. At December 31, 1999, the Company held no futures contracts with maturity dates extending beyond 2002.

                                                      EXPECTED MATURITY DATE                      UNREALIZED
                                                    ---------------------------                      GAIN
      EXCHANGE-TRADED FUTURES CONTRACTS             2000       2001       2002       TOTAL       AT 12/31/99
      ---------------------------------             ----       ----       ----       -----       -----------
                                                                                                (In Thousands)
Contract volumes (in 10,000 mmbtu), purchased
(sold)........................................       (628)       134          2      (492)          $2,898
Weighted average settlement price (per
  mmbtu)......................................      $2.31      $2.33      $2.56

     At December 31, 1998, the Company held futures contracts related to natural gas purchase and sale commitments and storage inventory covering 66.8 Bcf of gas on a net basis maturing through 2001 having a net unrealized gain of $16.4 million.

     The following table presents natural gas price swap information for agreements in which the Company is obligated to pay or receive a fixed price in exchange for receiving or paying a variable price at a location, and those in which the Company pays or receives an amount based on prices at different locations. At December 31, 1999, the Company had not entered into any price swap agreements extending beyond 2003. The weighted average variable pay and receive forward prices are based upon quotes obtained from third party brokers and dealers that are active in the respective markets.

PRICE SWAP AGREEMENTS                             EXPECTED MATURITY DATE
(QUANTITIES IN 10,000 MMBTU)              --------------------------------------                    FAIR VALUE
(RATES PER MMBTU)                         2000       2001       2002       2003       TOTAL        AT 12/31/99
----------------------------              ----       ----       ----       ----       -----        -----------
                                                                                                  (In Thousands)
Pay Fixed, Receive Variable
Net notional quantities.............      7,894      4,181                            12,075         $ (4,979)
  Weighted average pay rate.........      $1.11      $1.38
  Weighted average receive rate.....      $1.03      $1.42
Receive Fixed, Pay Variable
Net notional quantities.............      5,702      3,072      2,918      2,904      14,596         $(14,019)
  Weighted average pay rate.........      $1.41      $2.40      $2.49      $2.56
  Weighted average receive rate.....      $1.43      $2.22      $2.35      $2.38

     At December 31, 1998, the Company had price swap agreements of varying duration outstanding to exchange monthly payments on net notional quantities of gas over the ensuing five years. Net notional quantities and related fair value at that date for swap agreements in which the Company pays a fixed price in exchange for a variable price totaled 166.1 Bcf and $(23.5) million, respectively. For swap agreements in which the Company pays a variable price in exchange for a fixed price, net notional quantities and related fair value at December 31, 1998 totaled 125.2 Bcf and $13.4 million, respectively.

     Three-way collars used by the Company at December 31, 1999, are shown in the table below. For these derivatives, if the market price falls below the collar floor, then the price received will equal the market price plus the differential.

  THREE-WAY COLLARS
(QUANTITIES IN 10,000                          EXPECTED MATURITY DATE
       MMBTU)              --------------------------------------------------------------                    FAIR VALUE
  (RATES PER MMBTU)           2000             2001             2002             2003          TOTAL        AT 12/31/99
---------------------         ----             ----             ----             ----          -----        -----------
                                                                                                           (In Thousands)
Net notional
quantities...........            8,010            1,200            1,200            1,200      11,610
Weighted average
  price..............      $2.41-$2.62      $2.45-$2.70      $2.49-$2.74      $2.54-$2.79
Average collar floor
  price..............             2.11             2.13             2.13             2.14
Average
  differential.......              .30              .32              .36              .40                     $(2,248)

     Realized gains (losses) incurred by the Company in connection with its natural gas price risk management activities for the years ended December 31, 1999 and 1998 amounted to $(4.3) million and $10.0 million, respectively.

USE OF DERIVATIVES--CRUDE OIL

     At December 31, 1999, the Company held futures contracts expiring in 2000 covering the sale of 720,000 barrels of oil with a weighted average settlement price of $25.20 per barrel and an aggregate unrealized loss of $3.9 million. In addition, the Company had two-way collars expiring in 2000 covering 4,690,000 barrels of oil with a weighted average ceiling price of $19.11 per barrel and an average strike price of $16.11 per barrel ("floor price"). The fair value of the collars was $(18.7) million at December 31, 1999. All derivatives held by the Company at December 31, 1999 have been entered into to hedge the risk of market price changes in connection with the production and/or sale of crude oil.

     At December 31, 1998, the Company was not a party to price swap agreements, futures or option contracts in connection with the production or sale of crude oil.

     Realized gains (losses) incurred by the Company related to its crude oil price risk management activities for the years ended December 31, 1999 and 1998 amounted to $(18.9) million and $13.4 million, respectively.

FORWARD-LOOKING INFORMATION

     Certain matters discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere herein are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such statements may address future events and conditions concerning the Company's proposed merger with DRI, capital expenditures, earnings, risk management, litigation, the year 2000 technology issues and costs, environmental matters, rate and other regulatory matters, liquidity and capital resources, and financial accounting and reporting matters. Actual results in each instance could differ materially from those currently anticipated in such statements, due to factors such as: natural gas and electric industry restructuring, including ongoing state and federal activities; the weather; demographics, general economic conditions and specific economic conditions in the Company's distribution service areas; developments in the legislative, regulatory and competitive environment in which the Company operates; and other circumstances affecting anticipated revenues and costs.

SELECTED FINANCIAL DATA

SUMMARY OF FINANCIAL DATA (THOUSAND $)                1999          1998          1997         1996(A)       1995(A)
--------------------------------------                ----          ----          ----         -------       -------
EARNINGS
Gas sales........................................  $ 2,005,143   $ 1,868,110   $ 2,284,384   $ 2,149,771   $ 1,837,159
Gas transportation, storage and other............    1,069,207       892,296       892,726       805,687       666,416
    Total operating revenues.....................    3,074,350     2,760,406     3,177,110     2,955,458     2,503,575
Purchased gas....................................      911,652       900,401     1,114,080       963,217       864,591
Liquids, capacity and other products purchased...      279,929       145,277       210,575       179,307        87,434
Operation and maintenance........................      773,607       708,378       757,220       757,321       719,273
Depreciation and amortization....................      378,710       329,913       324,638       302,883       255,949
Impairment of gas and oil producing properties...           --            --        10,351            --       226,209
Taxes, other than income taxes...................      197,432       179,299       193,584       190,683       190,716
  Operating income before income taxes...........      533,020       497,138       566,662       562,047       159,403
Income taxes.....................................       73,581       129,649       156,269       162,315         7,381
Other income-net.................................       14,488        34,700        12,442         8,975        10,661
Merger expense...................................      212,750            --            --            --            --
Write-down of coal properties....................           --            --            --            --        31,266
Interest charges.................................      124,417       114,478       103,927        99,325       102,584
Income from continuing operations................      136,760       287,711       318,908       309,382        28,833
DISCONTINUED OPERATIONS (Note 3)
Loss from discontinued energy marketing services
  operations, net of applicable tax benefit......           --       (17,238)      (14,528)      (11,109)       (7,489)
Loss from disposal of energy marketing services
  operations, including provision for operating
  losses during the phase out period, net of
  applicable tax benefit.........................           --       (31,707)           --            --            --
NET INCOME.......................................      136,760       238,766       304,380       298,273        21,344
EARNINGS PER COMMON SHARE--BASIC
Income from continuing operations................  $      1.43   $      3.03   $      3.36   $      3.29   $       .31
Loss from discontinued operations................           --          (.18)         (.15)         (.12)         (.08)
Loss from disposal of discontinued operations....           --          (.33)           --            --            --
Net Income.......................................  $      1.43   $      2.52   $      3.21   $      3.17   $       .23
EARNINGS PER COMMON SHARE--DILUTED
Income from continuing operations................  $      1.42   $      3.00   $      3.30   $      3.24   $       .31
Loss from discontinued operations................           --          (.18)         (.15)         (.11)         (.08)
Loss from disposal of discontinued operations....           --          (.33)           --            --            --
NET INCOME.......................................  $      1.42   $      2.49   $      3.15   $      3.13   $       .23
Return on average stockholders' equity...........          5.7%         10.0%         13.3%         14.0%          1.0%
Times fixed charges earned.......................         2.33          4.03          4.90          5.04          1.32
                                                   -----------   -----------   -----------   -----------   -----------
DIVIDENDS--CASH
Paid per common share............................  $      1.94   $      1.94   $      1.94   $      1.94   $      1.94
  Payout ratio...................................        135.7%         77.0%         60.4%         61.2%        843.5%
Declared per common share........................  $      1.94   $      1.94   $      1.94   $      1.94   $      1.94
                                                   -----------   -----------   -----------   -----------   -----------
ASSETS
    Total assets.................................  $ 6,535,219   $ 6,361,900   $ 6,313,694   $ 6,000,605   $ 5,418,293
Property, plant and equipment
  Total investment...............................    9,040,439     9,172,465     8,714,758     8,304,205     7,929,350
  Accumulated depreciation.......................    4,813,178     4,734,001     4,491,955     4,226,905     4,016,945
Capital expenditures and acquisitions............      636,530       762,916       609,373       560,293       439,393
                                                   -----------   -----------   -----------   -----------   -----------
CAPITAL STRUCTURE
    Total common stockholders' equity............  $ 2,376,310   $ 2,399,608   $ 2,358,318   $ 2,205,152   $ 2,045,818
Long-term debt...................................    1,763,678     1,379,729     1,552,890     1,426,315     1,291,811
                                                   -----------   -----------   -----------   -----------   -----------
    Total capitalization.........................  $ 4,139,988   $ 3,779,337   $ 3,911,208   $ 3,631,467   $ 3,337,629
                                                   ===========   ===========   ===========   ===========   ===========
Long-term debt ratio.............................         42.6%         36.5%         39.7%         39.3%         38.7%
Shares outstanding at year-end...................   95,938,009    95,449,428    95,622,622    94,933,631    93,591,623
Common stockholders' equity per share............  $     24.77   $     25.14   $     24.66   $     23.23   $     21.86

---------------
(a) Certain amounts and ratios are not comparable with other years due to special charges.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Consolidated Natural Gas Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Consolidated Natural Gas Company and subsidiaries (collectively, the Company) at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

600 Grant Street
Pittsburgh, Pennsylvania 15219-9954
January 26, 2000

                      [This Page Intentionally Left Blank]

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------

FOR THE YEARS ENDED DECEMBER 31,                                 1999         1998         1997
--------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
OPERATING REVENUES
Regulated gas sales.........................................  $1,397,200   $1,373,691   $1,851,001
Nonregulated gas sales......................................     607,943      494,419      433,383
                                                              ----------   ----------   ----------
    Total gas sales.........................................   2,005,143    1,868,110    2,284,384
Gas transportation and storage..............................     566,811      545,933      492,080
Other.......................................................     502,396      346,363      400,646
                                                              ----------   ----------   ----------
    Total operating revenues (Note 5).......................   3,074,350    2,760,406    3,177,110
                                                              ----------   ----------   ----------
OPERATING EXPENSES
Purchased gas...............................................     911,652      900,401    1,114,080
Liquids, capacity and other products purchased..............     279,929      145,277      210,575
Operation expense (Note 7)..................................     670,048      618,010      666,612
Maintenance.................................................     103,559       90,368       90,608
Depreciation and amortization (Note 6)......................     378,710      329,913      324,638
Impairment of gas and oil producing properties (Note 6).....          --           --       10,351
Taxes, other than income taxes..............................     197,432      179,299      193,584
                                                              ----------   ----------   ----------
    Subtotal................................................   2,541,330    2,263,268    2,610,448
                                                              ----------   ----------   ----------
    Operating income before income taxes....................     533,020      497,138      566,662
Income taxes (Note 9).......................................      73,581      129,649      156,269
                                                              ----------   ----------   ----------
    Operating income........................................     459,439      367,489      410,393
                                                              ----------   ----------   ----------
OTHER INCOME (DEDUCTIONS)
Interest revenues...........................................       2,406        3,165        1,663
Merger expense (Note 2).....................................    (212,750)          --           --
Other-net...................................................      12,082       31,535       10,779
                                                              ----------   ----------   ----------
    Total other income (deductions).........................    (198,262)      34,700       12,442
                                                              ----------   ----------   ----------
    Income before interest charges..........................     261,177      402,189      422,835
                                                              ----------   ----------   ----------
INTEREST CHARGES
Interest on long-term debt..................................     108,252      106,307      104,927
Other interest expense......................................      28,623       19,659        5,774
Allowance for funds used during construction................     (12,458)     (11,488)      (6,774)
                                                              ----------   ----------   ----------
    Total interest charges..................................     124,417      114,478      103,927
                                                              ----------   ----------   ----------
INCOME FROM CONTINUING OPERATIONS...........................     136,760      287,711      318,908
DISCONTINUED OPERATIONS (Note 3)
  Loss from discontinued energy marketing services
  operations, net of applicable tax benefit.................          --      (17,238)     (14,528)
Loss from disposal of energy marketing services operations,
  including provision for operating losses during the phase
  out period, net of applicable tax benefit.................          --      (31,707)          --
                                                              ----------   ----------   ----------
NET INCOME..................................................  $  136,760   $  238,766   $  304,380
                                                              ==========   ==========   ==========
EARNINGS PER COMMON SHARE--BASIC
  Income from continuing operations (Note 4)................  $     1.43   $     3.03   $     3.36
  Loss from discontinued operations.........................          --         (.18)        (.15)
  Loss from disposal of discontinued operations.............          --         (.33)          --
                                                              ----------   ----------   ----------
NET INCOME..................................................  $     1.43   $     2.52   $     3.21
                                                              ==========   ==========   ==========
EARNINGS PER COMMON SHARE--DILUTED
  Income from continuing operations (Note 4)................  $     1.42   $     3.00   $     3.30
  Loss from discontinued operations.........................          --         (.18)        (.15)
  Loss from disposal of discontinued operations.............          --         (.33)          --
                                                              ----------   ----------   ----------
NET INCOME..................................................  $     1.42   $     2.49   $     3.15
                                                              ==========   ==========   ==========

--------------------------------------------------------------------------------

     The Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

AT DECEMBER 31,                                                  1999            1998
----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ASSETS
PROPERTY, PLANT AND EQUIPMENT (Note 6)
Gas utility and other plant.................................  $4,648,120      $5,091,793
Accumulated depreciation and amortization...................  (1,959,475)     (1,999,484)
                                                              ----------      ----------
     Net gas utility and other plant........................   2,688,645       3,092,309
                                                              ----------      ----------
Exploration and production properties.......................   4,392,319       4,080,672
Accumulated depreciation and amortization...................  (2,853,703)     (2,734,517)
                                                              ----------      ----------
     Net exploration and production properties..............   1,538,616       1,346,155
                                                              ----------      ----------
     Net property, plant and equipment......................   4,227,261       4,438,464
                                                              ----------      ----------
CURRENT ASSETS
Cash and temporary cash investments.........................      93,891         135,453
Accounts receivable
  Customers.................................................     349,818         363,503
  Unbilled revenues and other...............................     198,324         221,833
  Allowance for doubtful accounts...........................     (21,240)        (23,039)
Inventories, at cost
  Gas stored--current portion (Note 10).....................      86,312         120,665
  Materials and supplies (average cost method)..............      20,336          27,940
Unrecovered gas costs (Note 5)..............................      38,074          34,860
Deferred income taxes--current (net) (Note 9)...............         674          21,786
Net assets held for sale (Note 2)...........................     371,508              --
Prepayments and other current assets........................     299,914         258,899
                                                              ----------      ----------
     Total current assets...................................   1,437,611       1,161,900
                                                              ----------      ----------
Regulatory and Other Assets
  Other investments.........................................     353,795         302,307
Deferred charges and other assets (Notes 5,7,8,9 and 17)....     516,552         459,229
                                                              ----------      ----------
     Total regulatory and other assets......................     870,347         761,536
                                                              ----------      ----------
     Total assets...........................................  $6,535,219      $6,361,900
                                                              ==========      ==========

--------------------------------------------------------------------------------

     The Notes to Consolidated Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------

AT DECEMBER 31,                                                  1999            1998
----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
STOCKHOLDERS' EQUITY AND LIABILITIES
CAPITALIZATION
Common stockholders' equity (Note 11)
  Common stock, par value $2.75 per share
     Authorized--400,000,000 shares
     Issued, 1999--95,948,452 shares; 1998--95,944,551
      shares................................................  $  263,858      $  263,848
  Capital in excess of par value............................     567,382         571,972
  Retained earnings (Note 13)...............................   1,545,664       1,591,543
  Treasury stock, at cost (1999-10,443 shares; 1998-495,123
     shares)................................................        (594)        (26,359)
  Unearned compensation.....................................          --          (1,396)
                                                              ----------      ----------
     Total common stockholders' equity......................   2,376,310       2,399,608
Long-term debt (Note 14)....................................   1,763,678       1,379,729
                                                              ----------      ----------
     Total capitalization...................................   4,139,988       3,779,337
                                                              ----------      ----------
CURRENT LIABILITIES
Current maturities on long-term debt........................          --         111,125
Commercial paper (Note 15)..................................     685,731         558,900
Accounts payable............................................     334,956         423,695
Estimated rate contingencies and refunds (Note 5)...........      44,914          78,266
Amounts payable to customers (Note 5).......................       3,955          48,339
Taxes accrued...............................................     134,257         122,788
Dividends declared..........................................      46,530          46,277
Other current liabilities...................................     102,883         154,947
                                                              ----------      ----------
     Total current liabilities..............................   1,353,226       1,544,337
                                                              ----------      ----------
DEFERRED CREDITS
Deferred income taxes (Note 9)..............................     808,031         780,928
Accumulated deferred investment tax credits.................      19,524          24,475
Deferred credits and other liabilities (Notes 5, 8 and 9)...     214,450         232,823
                                                              ----------      ----------
     Total deferred credits.................................   1,042,005       1,038,226
                                                              ----------      ----------
COMMITMENTS AND CONTINGENCIES (Note 18)
                                                              ----------      ----------
     Total stockholders' equity and liabilities.............  $6,535,219      $6,361,900
                                                              ==========      ==========

--------------------------------------------------------------------------------

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

FOR THE YEARS ENDED DECEMBER 31,                                1999       1998       1997
--------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations...........................  $136,760   $287,711   $318,908
Adjustments to reconcile income from continuing operations
  to net cash provided by operating activities
    Depreciation and amortization...........................   378,710    329,913    324,638
    Impairment of gas and oil producing properties..........        --         --     10,351
    Pension cost (credit)-net...............................   (71,823)   (56,496)   (46,011)
    Stock award amortization................................     1,525      7,460      8,209
    Deferred income taxes-net...............................    47,038     17,901      4,186
    Investment tax credit...................................    (2,267)    (2,171)    (2,193)
    Changes in current assets and current liabilities
     Accounts receivable-net................................    (7,073)     4,244    (14,953)
      Inventories...........................................    19,707     (2,584)    38,125
      Unrecovered gas costs.................................    (3,214)    20,202     52,954
      Accounts payable......................................   (52,327)    92,795     (1,511)
      Estimated rate contingencies and refunds..............   (31,275)    49,154      7,510
      Amounts payable to customers..........................   (38,469)    47,459        880
      Taxes accrued.........................................     9,189       (614)    23,834
      Other-net.............................................   (80,204)   (40,282)     3,517
      Net assets held for sale..............................    (2,910)        --         --
    Changes in other assets and other liabilities...........    64,817     14,716     55,750
    Other-net...............................................        54     (2,015)       (70)
                                                              --------   --------   --------
      Net cash provided by continuing operations............   368,238    767,393    784,124
Net cash provided by (or used in) discontinued operations...       (56)    44,735    (42,016)
                                                              --------   --------   --------
      Net cash provided by operating activities.............   368,182    812,128    742,108
                                                              --------   --------   --------
CASH FLOWS USED IN INVESTING ACTIVITIES
Plant construction and other property additions
  Acquisition of exploration and production assets..........  (165,844)        --         --
    Other...................................................  (444,081)  (561,654)  (514,705)
Proceeds from dispositions of property, plant and
  equipment-net.............................................     7,491     (1,267)     1,056
Cost of other investments-net...............................   (42,530)  (104,233)   (86,763)
                                                              --------   --------   --------
      Net cash used in continuing operations................  (644,964)  (667,154)  (600,412)
Net cash provided by (or used in) discontinued operations...        --     35,605     (6,256)
                                                              --------   --------   --------
      Net cash used in investing activities.................  (644,964)  (631,549)  (606,668)
                                                              --------   --------   --------
CASH FLOWS PROVIDED BY (OR USED IN) FINANCING ACTIVITIES
Issuance of common stock....................................       196     11,719     28,722
Issuance of long-term debt..................................   396,680    196,888    294,945
Repayments of long-term debt................................  (125,375)  (327,323)  (119,625)
Commercial paper-net........................................   125,858    318,159   (134,368)
Dividends paid..............................................  (185,606)  (185,858)  (184,608)
Purchase of treasury stock..................................   (12,205)  (280,863)   (12,286)
Sale of treasury stock......................................    33,013    162,763     12,266
Other-net...................................................        --     (2,987)        25
                                                              --------   --------   --------
      Net cash provided by (or used in) financing
       activities...........................................   232,561   (107,502)  (114,929)
                                                              --------   --------   --------
      Net increase (or decrease) in cash and temporary cash
       investments..........................................   (44,221)    73,077     20,511
CASH AND TEMPORARY CASH INVESTMENTS AT JANUARY 1............   138,112     65,035     44,524
                                                              --------   --------   --------
CASH AND TEMPORARY CASH INVESTMENTS AT DECEMBER 31..........  $ 93,891   $138,112   $ 65,035
                                                              ========   ========   ========
Continuing operations.......................................  $ 93,891   $135,453   $ 49,566
Discontinued operations.....................................        --      2,659     15,469
                                                              --------   --------   --------
    Total cash and temporary cash investments at December
     31.....................................................  $ 93,891   $138,112   $ 65,035
                                                              ========   ========   ========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for
  Interest (net of amounts capitalized).....................  $121,158   $121,924   $114,314
  Income taxes (net of refunds).............................  $ 30,714   $ 92,380   $126,372
Non-cash investing activities
  Investment in partnership.................................  $  1,795   $     --   $     --
Non-cash financing activities
  Issuance of common stock under benefit plans..............  $    257   $   (240)  $  2,742
  Conversion of 7 1/4% Convertible Subordinated
    Debentures..............................................  $     --   $ 88,467   $     40
                                                              --------   --------   --------

--------------------------------------------------------------------------------
     The Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

FOR THE YEARS ENDED DECEMBER 31,                                1999          1998          1997
--------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
NET INCOME..................................................  $136,760      $238,766      $304,380
OTHER COMPREHENSIVE INCOME, NET OF TAX
  Pension liability adjustment..............................       350            60          (309)
  Foreign currency translation adjustment...................     2,718        (1,112)       (4,166)
                                                              --------      --------      --------
COMPREHENSIVE INCOME........................................  $139,828      $237,714      $299,905
                                                              ========      ========      ========

--------------------------------------------------------------------------------

     The Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Methods of allocating costs to accounting periods by the subsidiaries subject to federal or state accounting and rate regulation may differ from methods generally applied by nonregulated companies. However, when the accounting allocations prescribed by regulatory authorities are used for ratemaking, the economic effects thereof determine the application of generally accepted accounting principles. Significant accounting policies of Consolidated Natural Gas Company (the Parent Company) and subsidiaries (collectively, the Company) within this framework are summarized in this Note.

USE OF ESTIMATES

     The consolidated financial statements reflect certain estimates and assumptions made by management that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the periods presented.

PRINCIPLES OF CONSOLIDATION

     The Parent Company owns all of the capital stock of its subsidiaries. The consolidated financial statements represent the accounts of the Company after the elimination of intercompany transactions.

     The Company follows the equity method of accounting for investments in partnerships and corporate joint ventures when the Company is able to influence the financial and operating policies of the investee. For all other investments, the cost method is applied.

SEGMENT INFORMATION

     Segment information is presented in accordance with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires the internal organization used by management for making operating decisions and assessing performance to be the basis of the Company's reportable segments.

REVENUE RECOGNITION

     Revenues from sales and transportation services are recognized in the same period in which the related volumes are delivered to customers. The Company bills and recognizes sales revenues from residential and certain commercial and industrial customers on the basis of scheduled meter readings. In addition, revenues are recorded for estimated deliveries of gas to these customers from the meter reading date to the end of the accounting period. For wholesale and other commercial and industrial customers, revenues are based upon actual deliveries to the end of the period.

UNRECOVERED GAS COSTS

     Where permitted by regulatory authorities, the Company defers the difference between the cost of gas (including certain related costs) and the amount of such costs included in current rates. The differences are accounted for as either unrecovered gas costs or amounts payable to customers. Unrecovered amounts are recognized as purchased gas costs in future periods when the costs are recovered through adjusted rates.

PRICE RISK MANAGEMENT ACTIVITIES

     In the normal course of business, the Company utilizes derivative financial instruments and derivative commodity instruments to manage exposure to price risk in connection with the production, purchase and sale of natural gas and oil, and for stored gas inventories. These derivatives include exchange-traded futures and options contracts, which permit settlement by physical delivery of the commodity, and over-the-counter (OTC) commodity price swap agreements and options, which require settlement in cash.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     For derivatives that qualify (based on correlation to price movements of gas and oil) and are designated as hedges, related gains or losses are deferred and subsequently recognized in income, as revenues or expense, in the same period the hedged transaction occurs.

     Under the OTC price swap agreements, the Company makes payments to, or receives payments from, counterparties generally based on the difference between fixed and variable gas and oil prices or on prices at different receipt points as specified in the contracts. Settlement takes place under the swap agreements on a monthly basis for the portion of the swap that has expired, and amounts received or paid are recognized as an adjustment to gas and oil sales revenues, purchased gas expense or transport capacity costs in the applicable settlement month.

     Cash flows from price risk management activities are reported in the Consolidated Statement of Cash Flows as an operating activity, which is consistent with the classification of the cash flows from the underlying physical transaction.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

     GAS UTILITY AND OTHER PLANT

     The property, plant and equipment accounts are stated at the cost incurred or, where required by regulatory authorities, "original cost." Additions and betterments are charged to the property accounts at cost. Upon normal retirement of a plant asset, its cost is charged to accumulated depreciation together with costs of removal less salvage. Maintenance, repairs and related costs are charged principally to expense as incurred.

     EXPLORATION AND PRODUCTION PROPERTIES

     The Company follows the full cost method of accounting for gas and oil producing activities prescribed by the SEC. Under the full cost method, all costs directly associated with property acquisition, exploration, and development activities are capitalized, with the principal limitation that such amounts not exceed the present value of estimated future net revenues to be derived from the production of proved gas and oil reserves. If net capitalized costs exceed the estimated value at the end of any quarterly period, then a permanent write-down of the assets must be recognized in that period. The limitation test is performed separately for each cost center, with cost centers established on a country-by-country basis.

     DEPRECIATION AND AMORTIZATION

     Depreciation and amortization are recorded over the estimated service lives of plant assets by application of the straight-line method or, in the case of gas and oil producing properties, the unit-of-production method.

     Under the full cost method of accounting, amortization is also accrued on estimated future costs to be incurred in developing proved gas and oil reserves, and on estimated dismantlement and abandonment costs net of projected salvage values. However, the costs of investments in unproved properties and major development projects are excluded from amortization until it is determined whether or not proved reserves are attributable to such properties.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

     The subsidiaries subject to cost-of-service rate regulation capitalize the estimated costs of funds used during the construction of major projects. Under regulatory practices, those companies are permitted to include the costs capitalized in rate base for rate-making purposes when the completed facilities are placed in service. The remaining subsidiaries capitalize interest costs as part of the cost of acquiring certain assets. Generally, interest is capitalized on unproved properties and major construction and development projects on which amortization is not yet being recognized.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     In determining the allowance for funds used during construction, the following ranges of rates reflect the pretax cost of borrowed funds used to finance construction expenditures: 1999-5 1/4% to 7%; 1998-5 1/2% to 7 1/8% and 1997-5 5/8% to 7 5/8%. Equity funds capitalized in those years were not significant.

INCOME TAXES

     The current provision for income taxes represents amounts paid or currently payable. Investment tax credits which were required to be deferred by regulatory authorities are being amortized as credits to income over the estimated service lives of the related properties.

PENSION AND OTHER BENEFIT PROGRAMS

     The Company has qualified noncontributory defined benefit pension plans covering substantially all employees. Benefits payable under the plans are based primarily on each employee's years of service, age and base salary during the five years prior to retirement. Net pension costs are determined by an independent actuary, and the plans are funded on an annual basis to the extent such funding is deductible under federal income tax regulations. Plan assets consist primarily of equity securities, fixed income securities and insurance contracts. The pension program also includes the payment of supplemental pension benefits to certain retirees and the payment of benefits to certain retired executives under company-sponsored nonqualified employee benefit plans. Certain of these nonqualified plans are funded through contributions to a grantor trust.

     The Company also sponsors defined benefit postretirement plans, covering both salaried and hourly employees and certain dependents, that provide medical and life insurance coverage benefits. These benefits are provided through insurance companies and other providers with the annual cash outlays based on the claim experience of the related plans. Employees who retire on or after attaining age 55 and having rendered at least 15 years of service, or employees retiring on or after attaining age 65, are eligible to receive benefits under the plans. The plans are both contributory and noncontributory, depending on age, retirement date, the plan elected by the employee, and whether the employee is covered under a collective bargaining agreement. Most of the medical plans contain cost-sharing features such as deductibles and coinsurance. For certain of the contributory medical plans, retiree contributions and cost-sharing features are adjusted annually.

ENVIRONMENTAL EXPENDITURES

     Environmental-related expenditures associated with current operations are generally expensed as incurred. Expenditures for the assessment and/or remediation of environmental conditions related to past operations are charged to expense or are deferred pending probable recovery in future rate-making proceedings. In this connection, a liability is recognized when the assessment or remediation effort is probable and the future costs are estimable. Estimated future costs for the abandonment and restoration of gas and oil properties are accrued currently through charges to depreciation.

     Any related claims for recovery of environmental-related costs from insurance carriers and other third parties or through regulatory procedures are recognized separately as assets when future recovery is considered probable.

TEMPORARY CASH INVESTMENTS

     Temporary cash investments consist of short-term, highly liquid investments that are readily convertible to cash and present no significant interest rate risk. For purposes of the Consolidated Statement of Cash Flows, temporary cash investments are considered to be cash equivalents.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. MERGER

     On February 22, 1999, the Company and Dominion Resources, Inc. (DRI) announced that a definitive merger agreement was approved by the boards of directors of both companies. DRI is a holding company with businesses in regulated and competitive electric power, natural gas and oil development and selected financial services. DRI's principal business subsidiary is Virginia Electric and Power Company, a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina.

     The Company announced on May 11, 1999 that, after careful consideration, the Board of Directors had unanimously rejected an unsolicited merger proposal from Columbia Energy Group. In addition, on May 11, 1999, the Company announced that the Board of Directors had unanimously approved an Amended and Restated Agreement and Plan of Merger (Amended Plan of Merger) with DRI. Under the Amended Plan of Merger, the Company's shareholders will receive a combination of DRI common stock and cash with a calculated firm value of $66.60 per share of common stock. Up to 60% of the consideration to the Company's shareholders will be in the form of DRI common stock and the balance will be in cash. The merger transaction is conditioned, among other things, upon the opinions of counsel on the tax-free nature of the stock portion of the transaction.

     On June 30, 1999, the shareholders of both the Company and DRI voted to approve the merger of the two companies.

     REGULATORY APPROVALS

     During 1999, the Pennsylvania Public Utility Commission, the Public Service Commission of West Virginia, the Virginia State Corporation Commission (VSCC) and the North Carolina Utilities Commission each approved the Company's merger with DRI. VSCC approval was based upon an agreement among the Company, DRI and the VSCC staff to sell or spin off Virginia Natural Gas, a wholly-owned subsidiary of the Company, within 12 months after the merger is completed and was conditional upon a final review subsequent to SEC approval of the merger. While not required for consummation of the merger, The Public Utilities Commission of Ohio filed a statement with the SEC in support of the merger.

     On November 5, 1999, the Federal Trade Commission accepted a proposed consent agreement that would allow DRI to acquire the Company, provided DRI divests Virginia Natural Gas to alleviate perceived anticompetitive effects that would result from the merger.

     The Federal Energy Regulatory Commission (FERC) voted on November 10, 1999, to conditionally approve the pending merger. The companies filed a response with the FERC accepting the conditions.

     In its order dated December 15, 1999, the SEC approved the merger under the Public Utility Holding Company Act of 1935 (PUHCA). DRI will become a registered holding company under PUHCA at the time of the merger, and the Company will be merged into a wholly-owned subsidiary of DRI (New CNG). The Company's subsidiaries will become subsidiaries of New CNG, with New CNG becoming a registered holding company under PUHCA.

     On December 17, 1999, the Company and DRI announced an anticipated merger closing date of January 28, 2000, conditional upon receiving final VSCC approval. On December 21, 1999, the VSCC granted final approval of the merger, representing the last regulatory approval required to enable consummation of the merger. Accordingly, the net assets of Virginia Natural Gas totaling $371.5 million have been reclassified as held for sale in the Consolidated Balance Sheet at December 31, 1999.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     MERGER EXPENSES

     Shareholder approval of the merger constituted a change of control as defined in the Company's stock incentive plans. Accordingly, the vesting of stock options and certain other stock awards was accelerated pursuant to the provisions of the plans and/or award agreements. Also, the change of control effectively granted limited stock appreciation rights to holders of vested stock options and certain other stock awards. Specifically, the plan and/or award agreements permitted the holder to elect, during the period July 1, 1999 through August 29, 1999, to receive a cash payment in exchange for surrendering vested stock options and awards. This provision covered outstanding vested stock options granted since 1989 to approximately 700 employees. The amount to be paid to the holders was based on the value determined per the associated plans, which considered the option exercise price, award value, and the change of control price as defined in the plans. Based on the value of the vested options and awards expected to be surrendered and cashed out, the Company recognized a charge to Other Income (Deductions) for the quarter ended June 30, 1999. This charge amounted to $153.5 million and reduced second quarter net income by $96.8 million, or $1.01 per share.

     During 1999, the Company also recorded charges to Other Income (Deductions) for other merger costs, including direct incremental costs (including fees of financial advisors, legal counsel and other costs) and costs related to certain executive employment agreements. These charges totaled $59.2 million and $39.7 million for the twelve months and three months ended December 31, 1999, and reduced net income by $.51 per share and $.32 per share, respectively. The Company expects to incur additional incremental costs, including costs associated with contractual termination benefits, of approximately $36.0 million at the date of consummation of the merger.

3. DISCONTINUED OPERATIONS

     During April 1998, management approved a plan to discontinue the Company's wholesale trading and marketing of natural gas and electricity, including integrated energy management. On July 31, 1998, the sale of the capital stock of CNG Energy Services Corporation, formerly a wholly-owned subsidiary of the Company, to Sempra Energy Trading, a subsidiary of Sempra Energy, was finalized. Proceeds of $37.4 million were received from the sale of the stock, as adjusted for working capital items. The Company's transition out of the wholesale gas and electricity business was substantially complete at December 31, 1998. The remaining net liabilities associated with discontinued operations at December 31, 1999 and 1998 were not material.

     The results of operations of these activities for the years ended December 31, 1998 and 1997 are classified as "Discontinued Operations" in the Consolidated Statement of Income. Cash flows in connection with operating and investing activities for discontinued operations are reported separately in the Consolidated Statement of Cash Flows. There were no cash flows provided by, or used in, financing activities related to discontinued operations.

     Summarized results of operations of the discontinued operations are as follows:

             YEARS ENDED DECEMBER 31,                 1998           1997
             ------------------------                 ----           ----
                                                         (In Thousands)
Total operating revenues..........................  $792,586      $2,532,910
Operating expenses................................  (818,105)     (2,554,386)
                                                    --------      ----------
  Operating loss before income taxes..............   (25,519)        (21,476)
Income tax benefit................................     9,011           9,216
Other income......................................        80           1,074
Interest charges..................................      (810)         (3,342)
                                                    --------      ----------
Loss from discontinued operations.................  $(17,238)     $  (14,528)
                                                    ========      ==========
Loss from disposal before income taxes............  $(48,263)     $       --
Income tax benefit................................    16,556              --
                                                    --------      ----------
Net loss from disposal............................  $(31,707)     $       --
                                                    ========      ==========

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. EARNINGS PER SHARE

     A reconciliation of the income from continuing operations and common stock share amounts used in the calculation of basic and diluted earnings per share
(EPS) for each of the years ended December 31, 1999, 1998 and 1997 follows (income and share amounts in thousands):

                                                              INCOME FROM
                                                              CONTINUING              PER SHARE
                                                              OPERATIONS    SHARES     AMOUNT
                                                              ----------    ------     ------
For the year ended December 31, 1999
BASIC EPS...................................................   $136,760      95,752     $1.43
                                                               ========     =======     =====
Effect of dilutive securities:
  Exercise of stock options.................................                    286
  Vesting of performance awards.............................                    221
                                                               --------     -------     -----
DILUTED EPS.................................................   $136,760      96,259     $1.42
                                                               ========     =======     =====
For the year ended December 31, 1998
BASIC EPS...................................................   $287,711      94,836     $3.03
                                                               ========     =======     =====
Effect of dilutive securities:
  Exercise of stock options.................................                    511
  Vesting of performance shares.............................                    374
  Conversion of 7 1/4% Convertible Subordinated
     Debentures.............................................      1,578         614
                                                               --------     -------     -----
DILUTED EPS.................................................   $289,289      96,335     $3.00
                                                               ========     =======     =====
For the year ended December 31, 1997
BASIC EPS...................................................   $318,908      94,868     $3.36
                                                               ========     =======     =====
Effect of dilutive securities:
  Exercise of stock options.................................                    674
  Vesting of performance shares.............................                    359
  Conversion of 7 1/4% Convertible Subordinated
     Debentures.............................................     12,128       4,559
                                                               --------     -------     -----
DILUTED EPS.................................................   $331,036     100,460     $3.30
                                                               ========     =======     =====

     Performance awards were granted in 1999 and no shares were issued or outstanding during 1999. Such awards were included in the calculation of diluted EPS. Performance shares in 1997 and 1998 were considered contingent shares and, although issued and outstanding, were excluded from the calculation of basic EPS.

5. RATE MATTERS

     The Company accounts for its regulated operations in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." When the accounting allocations prescribed by regulatory authorities are

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

used for ratemaking, the allocation of costs among accounting periods by the Company's regulated subsidiaries resulted in the recognition of regulatory assets and liabilities at December 31, 1999 and 1998 as follows:

DECEMBER 31,                                           1999          1998
------------                                           ----          ----
                                                         (In Thousands)
Regulatory assets:
  Unrecovered gas costs (Note 1)...................  $ 38,074      $ 34,860
  Workforce reduction costs (Note 7)...............     8,359         9,275
  Other postretirement benefits (Note 8)...........    43,294        52,142
  Deferred income taxes (Note 9)...................   114,452       102,797
  Environmental-related expenditures (Note 17).....     5,156         7,291
  Other............................................     9,351        18,103
                                                     --------      --------
     Total regulatory assets.......................  $218,686      $224,468
                                                     ========      ========
Regulatory liabilities:
  Amounts payable to customers (Note 1)............  $  3,955      $ 48,339
  Estimated rate contingencies and refunds.........    44,914        78,266
  Income taxes refundable to customers-net (Note
     9)............................................    22,399        27,170
                                                     --------      --------
     Total regulatory liabilities..................  $ 71,268      $153,775
                                                     ========      ========

     The Company assesses on an ongoing basis the recoverability of costs recognized as regulatory assets and its ability to continue to apply SFAS No. 71 to its regulated operations. In the event that all or a portion of these operations cease to meet the requirements of SFAS No. 71, the Company would be required to assess the carrying value of certain assets and liabilities previously subject to regulation.

ESTIMATED RATE CONTINGENCIES AND REFUNDS

     Certain increases in prices by the Company and other rate-making issues are subject to final modification in regulatory proceedings. The related accumulated provisions pertaining to these matters were $38.7 million and $59.9 million at December 31, 1999 and 1998, including interest. These amounts are reported in the Consolidated Balance Sheet under "Estimated rate contingencies and refunds" together with $6.2 million and $18.4 million, respectively, which are primarily refunds received from suppliers and refundable to customers under regulatory procedures.

6. PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

IMPAIRMENT OF GAS AND OIL PRODUCING PROPERTIES

     As described in Note 1, the Company follows the full cost method of accounting for gas and oil producing activities. Under these rules, the Company recognized an impairment of its Canadian oil producing properties at December 31, 1997, due primarily to the decline in market prices for heavy oil production. This non-cash charge amounted to $10.4 million and reduced 1997 net income by $6.7 million, or $.07 per share.

DEPRECIATION AND AMORTIZATION

     Amortization of capitalized costs under the full cost method of accounting for the Company's exploration and production operations amounted to $.93 per Mcf equivalent of gas and oil produced in 1999, $.89 in 1998 and $.88 in 1997.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Costs of unproved properties capitalized under the full cost method of accounting that are excluded from amortization at December 31, 1999, and the years in which such excluded costs were incurred, follow:

                                                          INCURRED IN YEARS ENDED DECEMBER 31,
                                           DECEMBER 31,   ------------------------------------
                                               1999         1999          1998           1997     PRIOR
                                               ----         ----          ----           ----     -----
                                                                  (In Thousands)
Property acquisition costs...............    $ 61,194     $23,740        $14,815       $21,364    $1,275
Exploration costs........................      66,863      37,348         15,425        11,570     2,520
Capitalized interest.....................      11,912       1,769          3,248         6,040       855
                                             --------     -------        -------       -------    ------
     Total...............................    $139,969     $62,857        $33,488       $38,974    $4,650
                                             ========     =======        =======       =======    ======

     There are no significant properties, as defined by the SEC, excluded from amortization at December 31, 1999. As gas and oil reserves are proved through drilling or as properties are judged to be impaired, excluded costs and any related reserves are transferred on an ongoing, well-by-well basis into the amortization calculation.

7. WORKFORCE REDUCTION COSTS

     During the fourth quarter of 1998, the Company recorded a provision for severance and other employee-related costs in connection with programs to improve efficiencies and reorganize business processes at both its corporate and regulated subsidiaries. Certain severance benefits were enhanced under these programs and such programs were completed during 1999. During 1999, a total of 241 employees were separated from the Company in conjunction with these workforce reduction programs.

     As a result of its workforce reduction programs, the Company recorded charges in 1999 and 1998 amounting to $11.4 million and $9.4 million, respectively. These charges reduced 1999 and 1998 net income by $7.4 million, or $.08 per share, and $6.1 million, or $.06 per share, respectively. In addition, certain of the regulated subsidiaries have deferred, as a regulatory asset, a portion of workforce reduction costs from previous years' programs pending recovery in rates. The balance of these deferrals was $8.4 million at December 31, 1999.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. PENSION AND OTHER POSTRETIREMENT BENEFIT COSTS

     The following tables provide reconciliations of the changes in the Company's pension and other postretirement benefit plan obligations and asset fair values for each of the years ended December 31, 1999 and 1998, and a statement of the funded status as of December 31, 1999 and 1998:

                                                                                    OTHER
                                                         PENSION               POSTRETIREMENT
                                                      BENEFIT PLANS             BENEFIT PLANS
                                                 ------------------------   ---------------------
YEARS ENDED DECEMBER 31,                            1999          1998        1999        1998
------------------------                            ----          ----        ----        ----
                                                                  (In Thousands)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation--January 1..................  $ 1,123,684   $1,037,728   $ 362,073   $ 358,748
Service cost...................................       28,741       24,852       9,702      10,021
Interest cost..................................       70,934       69,320      20,471      23,714
Participant contributions......................           --           --       3,178       3,027
Plan amendments................................           --           --        (127)       (569)
Actuarial (gain) loss..........................     (185,451)      60,981     (75,029)    (11,331)
Curtailment (gain).............................           --       (1,658)         --        (130)
Benefit payments...............................      (67,814)     (67,539)    (23,551)    (21,407)
                                                 -----------   ----------   ---------   ---------
Benefit obligation--December 31................  $   970,094   $1,123,684   $ 296,717   $ 362,073
                                                 ===========   ==========   =========   =========
CHANGE IN PLAN ASSETS:
Fair value of plan assets--January 1...........  $ 2,069,152   $1,804,852   $ 111,893   $  79,740
Actual return on plan assets...................      322,052      328,928       1,653       5,207
Employer contributions.........................        2,767        2,911      34,979      45,326
Participant contributions......................           --           --       3,178       3,027
Benefit payments...............................      (67,814)     (67,539)    (23,551)    (21,407)
                                                 -----------   ----------   ---------   ---------
Fair value of plan assets-December 31..........  $ 2,326,157   $2,069,152   $ 128,152   $ 111,893
                                                 ===========   ==========   =========   =========
DECEMBER 31,
FUNDED STATUS:
Funded status--December 31.....................  $ 1,356,063   $  945,468   $(168,564)  $(250,180)
Unrecognized net obligation (asset)............      (25,172)     (33,195)    146,811     158,231
Unrecognized (gain) loss-net...................   (1,119,162)    (774,732)    (58,083)     11,711
Unrecognized prior service cost................        4,191        4,755      (5,180)     (5,562)
                                                 -----------   ----------   ---------   ---------
Net amount recognized..........................  $   215,920   $  142,296   $ (85,016)  $ (85,800)
                                                 ===========   ==========   =========   =========
Amounts recognized in the Consolidated Balance
  Sheet at December 31 consist of the
  following:
Prepaid benefit cost...........................  $   234,800   $  159,317   $      --   $      --
Accrued benefit liability......................      (27,557)     (28,536)    (85,016)    (85,800)
Intangible asset...............................        6,707        9,006          --          --
Accumulated other comprehensive income.........        1,970        2,509          --          --
                                                 -----------   ----------   ---------   ---------
Net amount recognized..........................  $   215,920   $  142,296   $ (85,016)  $ (85,800)
                                                 ===========   ==========   =========   =========

     The Company has nonqualified pension and supplemental pension plans which do not have "plan assets" as defined by generally accepted accounting principles. The total projected benefit obligation for these plans was $30.4 million and $33.3 million at December 31, 1999 and 1998, respectively, and is included in the table above. The minimum liability recognized relating to these plans was $8.7 million and $11.5 million at December 31, 1999 and 1998. The related intangible asset recognized as of those dates amounted to $6.7 million and $9.0 million, respectively. Adjustments of the minimum liability and intangible asset due to changes in

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

assumptions or the financial status of these plans resulted in a credit (charge) to other comprehensive income of $.3 million, $.1 million and $(.3) million for the years ended December 31, 1999, 1998 and 1997, respectively.

     The majority of estimated other postretirement benefit costs (SFAS No. 106 costs) and related transition obligation is attributable to the rate-regulated subsidiaries. Pending the expected recovery of SFAS No. 106 costs and related deferrals in regulatory proceedings, these subsidiaries have deferred the differences between SFAS No. 106 costs and amounts included in rates. The rate-regulated subsidiaries have obtained approval for recovery in rates from their respective regulatory commissions for the increased level of expense resulting from SFAS No. 106. The amount of SFAS No. 106 costs deferred at December 31, 1999 and 1998, was $43.3 million and $52.1 million, respectively.

     The FERC and certain state regulatory authorities have indicated that when SFAS No. 106 costs are recovered in rates, amounts collected must be deposited in irrevocable trust funds dedicated for the sole purpose of paying postretirement benefits. Accordingly, four subsidiaries fund postretirement benefit costs via voluntary employees' beneficiary associations (VEBAs). The remaining subsidiaries do not prefund postretirement benefit costs, but rather pay claims as presented. Assets held by the VEBAs consist primarily of short-term fixed income securities.

     Weighted average assumptions used in the determination of the benefit obligations include the following:

                                                                        OTHER
                                                  PENSION           POSTRETIREMENT
                                               BENEFIT PLANS        BENEFIT PLANS
                                               --------------       --------------
DECEMBER 31,                                   1999      1998       1999      1998
------------                                   ----      ----       ----      ----
Discount rate................................  7.5%      6.5%       7.5%      6.5%
Expected return on plan assets...............  9.0%      9.0%       6.5%      6.5%
Rate of compensation increase
  Non-union..................................  5.0%      5.5%       5.0%      5.5%
  Union......................................  4.0%      5.5%       4.0%      5.5%

     Net periodic benefit costs, as determined by independent actuaries, included the following components:

                                                                          OTHER POSTRETIREMENT
                                         PENSION BENEFIT PLANS                BENEFIT PLANS
                                   ---------------------------------   ---------------------------
YEARS ENDED DECEMBER 31,             1999        1998        1997       1999      1998      1997
------------------------             ----        ----        ----       ----      ----      ----
                                                           (In Thousands)
Service cost.....................  $  28,741   $  24,852   $  21,374   $ 9,702   $10,021   $ 9,901
Interest cost....................     70,934      69,320      68,635    20,471    23,714    25,854
Expected return on assets........   (150,822)   (131,640)   (118,671)   (6,255)   (4,413)   (2,859)
Prior service cost
  amortization...................        564         965       1,125      (383)     (406)     (408)
Actuarial (gain) loss............    (14,018)    (11,315)    (10,402)     (591)      206       271
Transition obligation
  amortization...................     (8,022)     (7,042)     (7,929)   11,293    11,302    11,418
Curtailment and special
  termination benefits...........         --      (1,658)         --        --      (215)       --
Special voluntary retirement
  programs.......................        800         800         800        --        --        --
                                   ---------   ---------   ---------   -------   -------   -------
Net periodic benefit cost
  (credit).......................  $ (71,823)  $ (55,718)  $ (45,068)  $34,237   $40,209   $44,177
                                   =========   =========   =========   =======   =======   =======

     For measurement purposes, a 5.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease to 4.75% for 2000 and remain at that level thereafter.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A 1% change in the assumed health care cost trend rate would have the following effects on 1999 service and interest cost and the accumulated postretirement benefit obligation at December 31, 1999:

                                                              1% INCREASE   1% DECREASE
                                                              -----------   -----------
                                                                   (In Thousands)
Effect on aggregate service and interest cost components of
net periodic cost...........................................    $ 3,560      $ (2,953)
Effect on the health care component of the accumulated
  postretirement benefit obligation.........................    $25,897      $(22,043)

9. INCOME TAXES

     "Income taxes" in the Consolidated Statement of Income include the following:

                  YEARS ENDED DECEMBER 31,                     1999       1998       1997
                  ------------------------                     ----       ----       ----
                                                                     (In Thousands)
Income tax expense attributable to continuing operations:
  Current provision
     Federal................................................  $23,046   $ 96,295   $136,095
     State..................................................    5,764     17,624     18,181
  Deferred income taxes-net
     Federal................................................   44,115     21,390      4,175
     State..................................................    2,923     (3,489)        11
  Investment tax credit.....................................   (2,267)    (2,171)    (2,193)
                                                              -------   --------   --------
Income tax expense attributable to continuing operations....   73,581    129,649    156,269
Income tax benefit attributable to discontinued
  operations................................................       --    (25,567)    (9,216)
                                                              -------   --------   --------
     Total..................................................  $73,581   $104,082   $147,053
                                                              =======   ========   ========

     Income taxes differed from the amounts shown in the next table that were computed by applying the statutory federal income tax rate of 35% to reported pretax income from continuing operations. The reasons for the differences follow:

                 YEARS ENDED DECEMBER 31,                      1999          1998          1997
                 ------------------------                      ----          ----          ----
                                                                        (In Thousands)
Income before taxes--continuing operations.................  $210,341      $417,360      $475,177
                                                             ========      ========      ========
Computed "expected" tax expense--continuing operations.....  $ 73,619      $146,076      $166,312
Increases (or reductions) in tax resulting from:
  Production tax credit....................................   (10,576)      (11,351)      (10,359)
  Investment tax credit....................................    (2,267)       (2,171)       (2,193)
  State income taxes.......................................     5,646         9,188        11,825
  CNG International equity earnings........................     3,777            --            --
  Miscellaneous............................................     3,382       (12,093)       (9,316)
                                                             --------      --------      --------
Income taxes attributable to continuing operations.........  $ 73,581      $129,649      $156,269
                                                             ========      ========      ========
  Effective tax rate.......................................      35.0%         31.1%         32.9%

     The current and noncurrent deferred income taxes reported in the Consolidated Balance Sheet at December 31, 1999 and 1998 represent the net expected future tax consequences attributable to temporary

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

differences between the carrying amounts of nontax assets and liabilities and their tax bases. These temporary differences and the related tax effect were as follows:

                                                          1999                             1998
                                             ------------------------------   ------------------------------
                                               DEFERRED     DEFERRED INCOME     DEFERRED     DEFERRED INCOME
DECEMBER 31,                                 INCOME TAXES    TAXES-CURRENT    INCOME TAXES    TAXES-CURRENT
------------                                 ------------    -------------    ------------    -------------
                                                                    (In Thousands)
Deferred tax liabilities:
  Excess of tax over book depreciation.....    $554,754         $    --         $559,430        $     --
  Exploration and intangible well drilling
    costs..................................     243,186              --          244,832              --
  Unrecovered gas costs....................          --          11,570               --          15,908
  Net pension credits......................      88,147              --           78,212              --
  CNG International equity earnings........       8,874              --               --              --
  Other....................................       7,054              --           36,145              --
                                               --------         -------         --------        --------
    Total liabilities......................     902,015          11,570          918,619          15,908
                                               --------         -------         --------        --------
Deferred tax assets:
  Tax basis step-up in connection with
    acquisition of subsidiary..............          --              --           18,096              --
  Deferred investment tax credits..........      11,642              --           14,443              --
  Overheads capitalized for tax purposes...      10,520              --           11,138              --
  Supplier and other refunds...............          --          12,244               --          18,503
  AMT carryforward.........................      13,843              --               --              --
  Other....................................      57,979              --           94,014          19,191
  Valuation allowance......................          --              --               --              --
                                               --------         -------         --------        --------
    Total assets...........................      93,984          12,244          137,691          37,694
                                               --------         -------         --------        --------
    Total deferred tax liability (asset)...    $808,031         $  (674)        $780,928        $(21,786)
                                               ========         =======         ========        ========

     Prior to the fourth quarter of 1999, a deferred tax liability was not recognized in connection with the unremitted earnings arising from the investments of CNG International given the Company's intention to permanently reinvest such earnings. However, the Company has provided a deferred tax liability amounting to $8.9 million at December 31, 1999, as it has now begun exploring the sale of CNG International.

     A regulatory liability amounting to $22.4 million has been recorded at December 31, 1999 representing the reduction to previously recorded deferred income taxes associated with rate-regulated activities that are expected to be refundable to customers, net of certain taxes collectible from customers. Also, a regulatory asset corresponding to the recognition of additional deferred income taxes not previously recorded because of past rate-making practices amounting to $114.5 million has been recorded at December 31, 1999.

10. GAS STORED

     The distribution subsidiaries, except Virginia Natural Gas, value their stored gas inventory under the LIFO method. Based upon the average price of gas purchased during 1999, the current cost of replacing the inventory of "Gas stored--current portion" exceeded the amount stated on a LIFO basis by approximately $168.7 million at December 31, 1999. Virginia Natural Gas and CNG Retail value their stored gas inventory under the weighted average cost method.

     A portion of gas in underground storage used as a pressure base and for operational balancing is included in "Property, Plant and Equipment" in the amount of $126.4 million at December 31, 1999 and 1998.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. COMMON STOCKHOLDERS' EQUITY

     A summary of the changes in stockholders' equity follows:

                                COMMON STOCK             CAPITAL IN EXCESS
                                   ISSUED                  OF PAR VALUE                                          TREASURY STOCK
                            --------------------   -----------------------------                               ------------------
                                                                                                               NUMBER
                             NUMBER      VALUE                                      RETAINED      UNEARNED       OF
                            OF SHARES    AT PAR    PAID-IN     OTHER     TOTAL      EARNINGS    COMPENSATION   SHARES     COST
                            ---------    ------    -------     -----     -----      --------    ------------   ------     ----
                                                                       (In Thousands)
Balance at December 31,
1996......................   94,934     $261,068   $496,722   $40,280   $537,002   $1,424,624     $(17,542)       --    $      --
Net income................       --           --         --        --         --      304,380           --        --           --
Cash dividends declared
  Common stock ($1.94 per
    share)................       --           --         --        --         --     (184,942)          --        --           --
Common stock issued
  Stock options...........      612        1,683     23,615        --     23,615           --           --        --           --
  DRP*....................       62          171      3,244        --      3,244           --           --        --           --
  Stock awards-net........       25           69      1,318        --      1,318           --       (1,350)       --           --
  Conversion of
    debentures............        1            2         38        --         38           --           --        --           --
  Performance
    shares-net............      (11)         (29)      (106)       --       (106)          --          135        --           --
  Amortization and
    adjustment............       --           --      1,490        --      1,490           --        7,807        --           --
Purchase of treasury
  stock...................       --           --         --        --         --           --           --      (220)     (12,286)
Sale of treasury stock and
  other...................       --           --        154        --        154           --           --       219       12,248
Pension liability
  adjustment (Note 8).....       --           --         --        --         --         (309)          --        --           --
Foreign currency
  translation
  adjustment..............       --           --         --        --         --       (4,166)          --        --           --
                             ------     --------   --------   -------   --------   ----------     --------     ------   ---------
Balance at December 31,
  1997....................   95,623      262,964    526,475    40,280    566,755    1,539,587      (10,950)       (1)         (38)
Net income................       --           --         --        --         --      238,766           --        --           --
Cash dividends declared
  Common stock ($1.94 per
    share)................       --           --         --        --         --     (185,758)          --        --           --
Common stock issued
  Stock options...........      282          777     11,548        --     11,548           --           --        --           --
  Stock awards-net........       32           86      1,364        --      1,364           --       (1,283)       --           --
  Performance
    shares-net............        8           21        402        --        402           --         (423)       --           --
  Amortization and
    adjustment............       --           --     (2,393)       --     (2,393)          --       11,321        --           --
Purchase of treasury
  stock...................       --           --         --        --         --           --           --     (5,081)   (280,326)
Sale of treasury stock and
  other...................       --           --     (3,863)       --     (3,863)          --          (61)    2,949      163,290
Conversion of
  debentures..............       --           --     (1,841)       --     (1,841)          --           --     1,638       90,715
Pension liability
  adjustment (Note 8).....       --           --         --        --         --           60           --        --           --
Foreign currency
  translation
  adjustment..............       --           --         --        --         --       (1,112)          --        --           --
                             ------     --------   --------   -------   --------   ----------     --------     ------   ---------
Balance at December 31,
  1998....................   95,945      263,848    531,692    40,280    571,972    1,591,543       (1,396)     (495)     (26,359)
Net income................       --           --         --        --         --      136,760           --        --           --
Cash dividends declared
  Common stock ($1.94 per
    share)................       --           --         --        --         --     (185,859)          --        --           --
Common stock issued
  Stock options...........        4           11        185        --        185           --           --        --           --
  Stock awards-net........       (1)          (1)       (12)       --        (12)          --           20        --           --
  Amortization............       --           --         --        --         --           --        1,438        --           --
Purchase of treasury
  stock...................       --           --         --        --         --           --           --      (225)     (12,205)
Sale of treasury stock....       --           --     (4,763)       --     (4,763)          --          (62)      710       37,970
Other.....................       --           --         --        --         --          152           --        --           --
Pension liability
  adjustment (Note 8).....       --           --         --        --         --          350           --        --           --
Foreign currency
  translation
  adjustment..............       --           --         --        --         --        2,718           --        --           --
                             ------     --------   --------   -------   --------   ----------     --------     ------   ---------
Balance at December 31,
  1999....................   95,948     $263,858   $527,102   $40,280   $567,382   $1,545,664     $     --       (10)   $    (594)
                             ======     ========   ========   =======   ========   ==========     ========     ======   =========

---------------
* Dividend Reinvestment Plan.

UNISSUED SHARES

     At December 31, 1999, 304,051,548 shares of common stock were unissued. Shares have been registered with the SEC for possible issuance under various benefit plans or to shareholders under the Dividend Reinvestment Plan. Shares acquired pursuant to these plans can consist of original issue shares, treasury shares or shares purchased in the open market.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TREASURY STOCK

     Under a plan approved by the Board of Directors, the Company can purchase in the open market up to 10,000,000 shares of its common stock. The Company may also acquire shares of its common stock through certain provisions of the Company's various stock incentive plans. Shares repurchased or acquired are held as treasury stock and are available for reissuance for general corporate purposes or in connection with various employee benefit plans. When treasury shares are reissued, the difference between the market value at reissuance and the cost of shares is reflected in "Capital in excess of par value." At December 31, 1999 and 1998, a total of 10,443 and 495,123 shares, respectively, were being held as treasury stock. As of January 28, 2000, the anticipated closing date of the Company's merger with DRI, any remaining outstanding treasury stock of the Company will be retired.

1997 STOCK INCENTIVE PLAN

     The 1997 Stock Incentive Plan (1997 Plan) provided for the granting of stock awards, stock options and other stock-based awards to employees and directors of the Company effective January 1, 1997, including grants made on or after that date pursuant to the Long-Term Strategic Incentive Program described below. The maximum number of shares authorized for issuance in each calendar year was determined in accordance with a formula contained in the 1997 Plan. As of January 28, 2000, no further grants will be made under the 1997 Plan or the Long-Term Strategic Incentive Program due to the Company's pending merger with DRI.

     Stock awards granted under the plan may have been in the form of restricted stock or deferred stock. Shares issued as restricted stock awards were held by the Company until the attached restrictions lapse. Deferred stock awards generally consisted of a right to receive shares at the end of specified deferral periods. The market value of the stock award on the date granted was recorded as compensation expense over the applicable restriction or deferral period.

     Stock options granted under the plan allowed the purchase of common shares at a price not less than fair market value at the date of grant and not less than par value. These options, other than tri-annual options granted under the Long-Term Strategic Incentive Program, generally were exercisable in four equal annual installments commencing with the second anniversary of the grant and expired after 10 years from the date of grant.

     The granting of stock awards constituted a non-cash financing activity of the Company.

     LONG-TERM STRATEGIC INCENTIVE PROGRAM

     Grants under the Long-Term Strategic Incentive Program consisted of performance restricted stock awards (performance shares or performance stock credits) and stock options. Grants were made under this program in January 1996 and January 1999.

     Performance shares vested contingent upon attainment of certain strategic business results over a three-year period. The market value of the performance shares on the grant date, as adjusted quarterly for changes in the current market price of the Company's common stock, was recorded as compensation expense over the three-year vesting period.

     Stock options granted under this program (tri-annual options) vested after three years and would be exercisable from the vesting date until ten years from the grant date if certain strategic business results were attained during the vesting period. However, the exercise period would be reduced to one day for all or a portion of the options granted if such results were not achieved. As the number of options were known and the option price equaled the market price at the grant date, no compensation expense was recognized for these options under generally accepted accounting principles.

     There were no grants outstanding under this program at December 31, 1999.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ACCOUNTING FOR STOCK AWARDS AND STOCK OPTIONS

     As permitted by generally accepted accounting principles, the Company follows Accounting Principles Board Opinion No. 25 and related interpretations (APB No. 25) for accounting for stock-based compensation. The Company granted stock awards, including performance shares, totaling 459,000 shares in 1999, 54,000 shares in 1998, and 98,000 shares in 1997 with weighted average market prices per share on award dates of $53.91, $49.54 and $52.53, respectively. The Company recorded compensation expense of $159.1 million for the year ended December 31, 1999 in connection with its performance shares, restricted stock and other stock compensation awards, and stock options that were surrendered and cashed out in connection with shareholder approval of the Company's pending merger with DRI (see Note 2, page 29). The Company recorded compensation expense of $9.4 million and $9.7 million for the years ended December 31, 1998 and 1997, respectively, in connection with its performance shares, restricted stock and other stock compensation awards.

     In accordance with APB No. 25, no compensation expense has been recognized for the Company's stock options, other than for those surrendered and cashed out during 1999 in connection with shareholder approval of the Company's merger with DRI.

     A summary of stock option activity for the years ended December 31, 1997 through 1999, follows:

                                                               WEIGHTED AVERAGE
                                                    NUMBER       OPTION PRICE
                                                   OF SHARES      PER SHARE
                                                   ---------   ----------------
                                                          (In Thousands)
Shares under option:
  At January 1, 1997.............................    5,517          $43.90
  Granted (1)....................................      885          $54.09
  Exercised......................................     (612)         $41.33
  Cancelled (1)..................................     (583)         $45.74
                                                    ------          ------
  At December 31, 1997...........................    5,207          $45.73
  Granted (2)....................................      914          $58.34
  Exercised......................................     (309)         $41.73
  Cancelled (2)..................................     (307)         $51.32
                                                    ------          ------
  At December 31, 1998...........................    5,505          $47.73
  Granted (3)....................................    3,800          $53.79
  Exercised......................................     (700)         $46.55
  Cancelled (3)..................................   (2,266)         $53.51
  Surrendered....................................   (6,337)         $49.44
                                                    ------          ------
  At December 31, 1999...........................        2          $55.47
                                                    ======          ======

---------------
(1) Includes 332,084 tri-annual options granted and 367,883 tri-annual options cancelled.

(2) Includes 106,750 tri-annual options granted and 96,114 tri-annual options cancelled.

(3) Includes 3,002,917 tri-annual options granted and 1,968,211 tri-annual options cancelled.

     Options were exercisable for the purchase of 2,000 shares, 734,741 shares and 599,534 shares at December 31, 1999, 1998 and 1997, respectively.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FAIR VALUE DISCLOSURES

     The following table presents the weighted-average fair value of stock options granted during 1997 and 1998 and the weighted-average assumptions used to compute fair values under the Black-Scholes option-pricing model:

YEARS ENDED DECEMBER 31,                                   1998       1997
------------------------                                   ----       ----
Option fair value.......................................  $10.49      $8.96
Assumptions
Dividend yield..........................................     3.3%       3.6%
  Expected volatility...................................    19.8%      16.8%
  Risk-free interest rate...............................     5.7%       6.4%
  Expected option life (years)..........................     4.8        4.8

     If compensation expense for the Company's stock options granted during 1997 and 1998 had been determined based on the fair value at the grant dates for such awards, the effect on the Company's net income and EPS for each of those years would have been as follows:

YEARS ENDED DECEMBER 31,                                  1998        1997
------------------------                                  ----        ----
NET INCOME (In Millions):
  As reported..........................................  $238.8      $304.4
  Pro forma............................................  $231.7      $298.8
BASIC EPS:
  As reported..........................................  $ 2.52      $ 3.21
  Pro forma............................................  $ 2.44      $ 3.15
DILUTED EPS:
  As reported..........................................  $ 2.49      $ 3.15
  Pro forma............................................  $ 2.42      $ 3.10

     Reference is made to Note 2, page 29, regarding the surrender and cash out of stock options between July 1, 1999 and August 29, 1999 in connection with shareholder approval of the Company's pending merger with DRI.

12. PREFERRED STOCK

     The Company's authorized preferred stock consists of 5,000,000 shares at a par value of $100 each. There were no shares of preferred stock issued or outstanding at December 31, 1999 or 1998.

13. DIVIDEND RESTRICTIONS

     One of the Company's indentures relating to senior debenture issues contains restrictions on dividend payments by the Company and acquisitions of its capital stock. Under the indenture provisions, $432.0 million of consolidated retained earnings was free from such restrictions at December 31, 1999. The indenture also imposes dividend limitations on the subsidiaries, but at December 31, 1999, these limitations did not restrict their ability to pay dividends to the Company.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. LONG-TERM DEBT

     Long-term debt, excluding current maturities, follows:

DECEMBER 31,                                           1999         1998
------------                                           ----         ----
                                                        (In Thousands)
Notes 7 1/4%, Due October 1, 2004.................  $  400,000   $       --
Debentures
  6%, Due October 15, 2010........................     200,000      200,000
  6.8%, Due December 15, 2027.....................     300,000      300,000
  6 5/8%, Due December 1, 2008....................     150,000      150,000
  6 7/8%, Due October 15, 2026....................     150,000      150,000
  7 3/8%, Due April 1, 2005.......................     150,000      150,000
  6 5/8%, Due December 1, 2013....................     150,000      150,000
  5 3/4%, Due August 1, 2003......................     150,000      150,000
  8 3/4%, Due October 1, 2019.....................     128,625      142,875
  Unamortized debt discount, less premium.........     (14,947)     (13,146)
                                                    ----------   ----------
     Total........................................  $1,763,678   $1,379,729
                                                    ==========   ==========

     Discounts and premiums and the expenses incurred in connection with the issuance of debentures are being amortized on a basis which will equitably distribute the amount to "Interest on long-term debt" over the life of each debenture issue.

     There is no long-term debt maturing in the years 2000 and 2001. The aggregate principal amounts of the Company's long-term debt maturing in the years 2002 through 2004 are: $7.1 million; $157.1 million and $407.1 million.

     In March 1998, CNG International purchased a 33.3% ownership interest in the Dampier-to-Bunbury Natural Gas Pipeline (DBNGP) in Western Australia from the Western Australia Government. One of CNG International's partners in the purchase was El Paso Energy Corporation (El Paso), which also holds a 33.3% ownership interest. In connection with their investments in DBNGP, CNG International and El Paso formed DBNGP Finance Company LLC (DBNGP Finance). DBNGP Finance is owned 50% by CNG International and 50% by EPED Holding Company, a wholly-owned subsidiary of El Paso. Subsequent to the formation of DBNGP Finance, the equity ownership interests of CNG International and El Paso in DBNGP were transferred to this entity.

     In October 1998, DBNGP Finance borrowed $250.0 million under a Senior Term Loan Facility (Term Loan). The Term Loan matures October 2, 2001, can be extended in one-year increments to October 2, 2003, and bears interest at a variable rate. Of the gross proceeds received by DBNGP Finance under the Term Loan, $100.0 million was distributed to CNG International. In connection with the Term Loan, CNG International entered into an Equity Contribution Agreement with DBNGP Finance. CNG International is contractually obligated to make equity contributions to DBNGP Finance equal to the Term Loan proceeds distributed to CNG International, plus interest on such proceeds, in the event that DBNGP Finance is unable to service this debt. The Company is contractually obligated to cause CNG International to make such equity contributions. Reference is made to Note 19 to the consolidated financial statements, page 46, regarding the potential sale of CNG International.

15. SHORT-TERM BORROWINGS

     The weighted average interest rate on the Company's commercial paper notes outstanding at December 31, 1999 and 1998, was 6.45% and 5.22%, respectively.

     The Company has a $1.0 billion credit agreement with a group of banks. Borrowings under this agreement are in the form of revolving credits and may, at the option of the Company, be structured either as syndicated

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

loans by a group of participating banks or money market loans by individual banks. The loans may be borrowed, paid or repaid and reborrowed on a few days notice. Varying interest rate options are available for syndicated loans, while the interest rate on money market loans is determined from quotes rendered by the participating banks. This agreement may be used for general corporate purposes, including the support of commercial paper notes. This agreement is currently scheduled to expire on June 22, 2000; however, the Company expects that the agreement will be renewed or replaced by a comparable agreement. A facility fee is charged under this agreement but is not considered significant. There were no borrowings outstanding under this agreement at December 31, 1999.

16. FINANCIAL INSTRUMENTS

FAIR VALUES

     The estimated fair value of the Company's long-term debt, including current maturities, was as follows at December 31, 1999 and 1998:

                                                         1999                      1998
                                                -----------------------   -----------------------
                                                 CARRYING       FAIR       CARRYING       FAIR
DECEMBER 31,                                      AMOUNT       VALUE        AMOUNT       VALUE
------------                                      ------       -----        ------       -----
                                                                 (In Thousands)
Long-term debt................................  $1,778,625   $1,664,090   $1,504,000   $1,584,633

     The fair values were estimated based upon closing transactions and/or quotations for the Company's debentures as of those dates. Temporary cash investments and commercial paper notes are stated at amounts which approximate fair value due to the short maturities of those financial instruments.

DERIVATIVES AND PRICE RISK MANAGEMENT ACTIVITIES

     The Company's price risk management activities include exchange-traded futures and options contracts, which can be settled through the purchase or delivery of commodities, and OTC price swap agreements and options, which require settlement in cash. These instruments are used to manage commodity price risk regarding the production, purchase and sale of natural gas and oil and for stored gas inventories.

     FUTURES AND OPTIONS CONTRACTS

     At December 31, 1999, the Company had natural gas futures contracts related to gas purchase and sale commitments and gas storage inventory covering 4.9 Bcf of gas on a net basis maturing through 2002. Also, at December 31, 1999, the Company had futures contracts in connection with its crude oil production covering 720,000 barrels of oil on a net basis maturing in 2000. The Company's net unrealized loss related to futures contracts was approximately $1.0 million at December 31, 1999.

     Also at December 31, 1999, the Company utilized options contracts ("collars"), including three-way collars covering 116.1 Bcf of gas on a net basis maturing through 2003, and two-way collars covering 4,690,000 barrels of oil expiring in 2000. The Company's net unrealized loss related to its use of options contracts was approximately $21.0 million at December 31, 1999.

     As these futures and options contracts qualify and have been designated as hedges, any gains or losses resulting from market price changes are expected to be generally offset by the related physical transaction.

     SWAP AGREEMENTS

     In addition to futures and options contracts, the Company enters into OTC price swap agreements to manage its exposure to commodity price risk under existing sales commitments. At December 31, 1999, the Company had swap agreements of varying duration outstanding with several counterparties to exchange monthly payments on net notional quantities of gas over the ensuing four years. Net notional quantities at December 31, 1999 related to

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

those swap agreements in which the Company pays a fixed price in exchange for a variable price totaled 120.8 Bcf, while net notional quantities related to agreements in which the Company pays a variable price in exchange for a fixed price totaled 146.0 Bcf. Net notional quantities or amounts do not represent the quantities or amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of monthly notional quantities and other terms of the agreements. The Company's net unrealized loss related to swap agreements was approximately $19.0 million at December 31, 1999. Profits expected on anticipated sales related to the hedged transactions should generally offset the estimated unrealized losses on the swap agreements.

     MARKET AND CREDIT RISK

     Price risk management activities expose the Company to market risk. Market risk represents the potential loss that can be caused by the change in market value of a particular commitment. The Company has appropriate operating procedures in place that are administered by experienced management to help ensure that proper internal controls are maintained. In addition, the Company has established an independent function at the Corporate level to monitor compliance with the price risk management policies of all subsidiaries.

     Price risk management activities also expose the Company to credit risk. Credit risk represents the potential loss that the Company would incur as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. The Company maintains credit policies with respect to its counterparties that management believes minimize overall credit risk. Such policies include the evaluation of a prospective counterparty's financial condition, collateral requirements where deemed necessary, and the use of standardized agreements which facilitate the netting of cash flows associated with a single counterparty. The Company also monitors the financial condition of existing counterparties on an ongoing basis. Considering the system of internal controls in place and credit reserve levels at December 31, 1999, the Company believes it unlikely that a material adverse effect on its financial position, results of operations or cash flows would occur as a result of counterparty nonperformance.

17. ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations govern both current and future operations and potentially extend to plant sites formerly owned or operated by the subsidiaries, or their predecessors.

     The Company has taken a proactive position with respect to environmental concerns. As part of normal business operations, subsidiaries periodically monitor their properties and facilities to identify and resolve potential environmental matters, and the Company conducts general environmental audits on a continuing basis at its operating facilities to monitor compliance with environmental laws and regulations. As part of this process, voluntary surveys at subsidiary sites have been conducted to determine the extent of any possible soil contamination and when contamination has been discovered remediation efforts are undertaken. Further, on August 16, 1990, CNG Transmission entered into a Consent Order and Agreement with the Commonwealth of Pennsylvania Department of Environmental Protection (DEP) in which CNG Transmission has agreed with the DEP's determination of certain violations of the Pennsylvania Solid Waste Management Act, the Pennsylvania Clean Streams Law and the rules and regulations promulgated thereunder. No civil penalties have been assessed. Pursuant to the Order and Agreement, CNG Transmission continues to perform sampling, testing and analysis, and conducts a program of remediation at some of its Pennsylvania facilities. Total remediation costs in connection with these sites and the Order and Agreement are not expected to be material with respect to the Company's financial position, results of operations or cash flows. The Company has recognized an estimated liability amounting to $6.7 million at December 31, 1999, for future costs expected to be incurred to remediate or mitigate hazardous substances at these sites and at facilities covered by the Order and Agreement.

     Inasmuch as certain environmental-related expenditures are expected to be recoverable in future regulatory proceedings, a regulatory asset has been recognized amounting to $5.2 million at December 31, 1999. Also,

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

uncontested claims amounting to $.8 million at December 31, 1999, were recognized for environmental-related costs probable for recovery through joint-interest operating agreements.

     The total amounts included in operating expenses for remediation and other environmental-related costs, and the components of such costs, are as follows:

YEARS ENDED DECEMBER 31,                            1999     1998     1997
------------------------                            ----     ----     ----
                                                        (In Thousands)
Recurring costs for ongoing operations...........  $2,691   $2,595   $3,430
Remediation and other compliance costs...........   1,301    3,549    1,701
Other............................................     549      195       14
                                                   ------   ------   ------
     Total.......................................  $4,541   $6,339   $5,145
                                                   ======   ======   ======

     CNG Transmission and certain of the distribution subsidiaries are subject to the Federal Clean Air Act (Clean Air Act) and the Federal Clean Air Act Amendments of 1990 (1990 amendments) which added significantly to the existing Clean Air Act requirements. As a result of the 1990 amendments, these subsidiaries were required to install Reasonably Available Control Technology at some compressor stations to reduce nitrogen oxide emissions and to acquire Title V permits for major facilities. Progress is on schedule for these permits, with no major expenditures anticipated.

     The 1990 amendments will also require installation of Maximum Available Control Technology (MACT) to control the emissions of certain hazardous air pollutants from compressor engines. The Company cannot estimate what its expenditures for MACT-related controls will be. However, the mandated controls will not affect a large number of its compressor engines and the related costs are not expected to be material.

     Additionally, the Company may be required, under an Environmental Protection Agency nitrogen oxide state implementation program call, to include additional compressor engines in the control mandates for the 1990 Amendments. The estimated costs of such federal and/or state imposed hardware additions are not expected to be material.

     The total capital expenditures required to comply with the 1990 amendments are expected to be recoverable through future regulatory proceedings.

     The Company has determined that it is associated with 16 former manufactured gas plant sites, four of which are currently owned by subsidiaries. Studies conducted by other utilities at their former manufactured gas plants have indicated that their sites contain coal tar and other potentially harmful materials. None of the 16 former sites with which the Company is associated is under investigation by any state or federal environmental agency, and no investigation or action is currently anticipated. At this time it is not known if, or to what degree, these sites may contain environmental contamination. Therefore, the Company is not able to estimate the cost, if any, that may be required for the possible remediation of these sites.

     The DEP has proposed a penalty of $380,000 related to a hydrocarbon spill in February 1998 at a CNG Transmission facility in Aliquippa, Beaver County, Pennsylvania. CNG Transmission will settle the matter by contributing $280,000 to a Supplemental Environmental Program (SEP) and $100,000 directly to the DEP. Under the SEP, several environmental programs will be undertaken which will benefit the Conservation District of Beaver County, Pennsylvania.

     Estimates of liability in the environmental area are based on current environmental laws and existing technology. The exact nature of environmental issues which the Company may encounter in the future cannot be predicted. Additional environmental liabilities may result in the future as more stringent environmental laws and regulations are implemented and as the Company obtains more specific information about its existing sites and production facilities. At present, no estimate of any such additional liability, or range of liability amounts, can be made. However, the amount of any such liabilities could be material.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18. COMMITMENTS AND CONTINGENCIES

     Lease arrangements of the Company are principally for office space, business machines and transportation equipment. None of these arrangements, individually or in the aggregate, are material capital leases. Rental expense incurred in the years 1997 through 1999 was not material, and future rental payments required under leases in effect at December 31, 1999, are not material.

     It is estimated that the Company's 2000 capital spending program will amount to $621.6 million, and that approximately $445.5 million of that amount will be directed to gas and oil producing activities. In connection with the capital spending program, the Company has entered into certain contractual commitments.

     The Company has claims and suits arising in the ordinary course of business pending against it, but, in the opinion of management and counsel, the ultimate liability will not have a material effect on its financial position, results of operations or cash flows.

19. SEGMENT INFORMATION

     The Company is organized primarily on the basis of products and services sold in the United States.

     The operations of the four retail gas distribution subsidiaries have been aggregated into the "Distribution" segment. These subsidiaries sell gas and/or provide transportation services to residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia and West Virginia, and are subject to price regulation by their respective state utility commissions. Reference is made to Note 2, page 29, regarding the requirement to sell or spin off Virginia Natural Gas in connection with its merger with DRI.

     Transmission operations include the activities of CNG Transmission, an interstate pipeline company regulated by the FERC which provides gas transportation, storage and related services to affiliates and to utilities and end users in the Midwest, the Mid-Atlantic states and the Northeast. CNG Transmission also holds a 16% general partnership interest in the Iroquois Gas Transmission System, L.P., a limited partnership that owns and operates an interstate natural gas pipeline that transports Canadian gas to utility and power generation customers in New York and New England. Transmission operations also include the by-products business of CNG Power.

     Exploration and production includes the results of CNG Producing and the gas and oil production activities of CNG Transmission. These operations are located throughout the United States and in the Gulf of Mexico. CNG Producing also owns a working interest in a heavy oil program in Alberta, Canada.

     The activities of CNG International, CNG Field Services, CNG Retail, CNG Products and Services Company (CNG Products and Services), CNG Power, Consolidated LNG, CNG Research Company and CNG Coal are included in the "Other" category.

     CNG International engages in energy-related activities outside of the United States and holds equity investments in Australia and Latin America. During the fourth quarter of 1999, the Company decided to focus on the United States oil and gas markets and, accordingly, has now begun exploring the sale of CNG International.

     CNG Retail was established in 1997 to pursue opportunities arising from the deregulation of the energy industry at the retail level. CNG Products and Services provides certain energy-related services to customers of the Company's distribution subsidiaries and others.

     The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." Transactions between affiliates are recognized at prices which approximate market value. Significant transactions between the operating components are eliminated to reconcile the segment information to consolidated amounts.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table presents segment information pertaining to the Company's operations:

                                                                 EXPLORATION               CORPORATE
                                                                     AND                      AND
                                  DISTRIBUTION*   TRANSMISSION   PRODUCTION     OTHER     ELIMINATIONS     TOTAL
                                  -------------   ------------   ----------     -----     ------------     -----
                                                                   (In Thousands)
1999
Operating revenues
Nonaffiliated
  Regulated gas sales...........   $1,397,200      $       --    $       --    $     --    $      --     $1,397,200
  Nonregulated gas sales........           --              --       396,974     210,969           --        607,943
  Gas transportation and
    storage.....................      209,155         357,019           462         175           --        566,811
  Liquid sales..................           --              --       334,298          --           --        334,298
  Other.........................       28,275          49,991        61,685      28,147           --        168,098
                                   ----------      ----------    ----------    --------    ---------     ----------
    Total nonaffiliated.........    1,634,630         407,010       793,419     239,291           --      3,074,350
Affiliated......................        5,514         119,743        59,734      22,547     (207,538)            --
                                   ----------      ----------    ----------    --------    ---------     ----------
    Total operating revenues....    1,640,144         526,753       853,153     261,838     (207,538)     3,074,350
Operating expenses
  Purchased gas.................      825,543          15,550        50,050     216,965     (196,456)       911,652
Liquids, capacity and other
  products purchased............           --          65,155       206,569      10,438       (2,233)       279,929
Operation expense...............      332,595         123,992       198,281      29,852      (14,672)       670,048
Maintenance.....................       56,021          28,876        17,467         381          814        103,559
Depreciation and amortization...       79,682          55,516       235,936       1,741        5,835        378,710
Taxes, other than income
  taxes.........................      142,869          35,737         9,820       1,295        7,711        197,432
                                   ----------      ----------    ----------    --------    ---------     ----------
    Operating income before
      income taxes..............      203,434         201,927       135,030       1,166       (8,537)       533,020
                                   ----------      ----------    ----------    --------    ---------     ----------
Income taxes....................       48,054          70,034        29,000       5,943      (79,450)        73,581
Interest revenues...............           --           2,841         1,027       1,294       (2,756)         2,406
Equity in earnings of equity
  investees.....................           --           5,876         5,817      11,335           --         23,028
Merger expense..................           --              --            --          --      212,750        212,750
Other revenues-net..............       (5,834)           (578)          181      (4,456)        (259)       (10,946)
Interest charges................       48,249          23,917        30,464       2,848       18,939        124,417
                                   ----------      ----------    ----------    --------    ---------     ----------
Income from continuing
  operations....................   $  101,297      $  116,115    $   82,591    $    548    $(163,791)    $  136,760
                                   ==========      ==========    ==========    ========    =========     ==========
Other significant non-cash
  items:
  Pension cost (credit)-net.....   $  (54,256)     $  (20,380)   $    1,700    $    587    $     526     $  (71,823)
  Stock award amortization......   $       19      $       12    $    1,134    $     10    $     350     $    1,525
                                   ----------      ----------    ----------    --------    ---------     ----------
Investment in equity
  investees.....................   $       --      $   38,498    $   50,810    $260,080    $      --     $  349,388
    Total assets................   $2,874,009      $1,460,434    $1,767,106    $375,406    $  58,264     $6,535,219
Capital expenditures............   $  110,793      $   48,865    $  434,575    $ 38,369    $   3,928     $  636,530
                                   ----------      ----------    ----------    --------    ---------     ----------

     * Includes income from continuing operations of $13.8 million attributable to Virginia Natural Gas.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                 EXPLORATION               CORPORATE
                                                                     AND                      AND
                                  DISTRIBUTION    TRANSMISSION   PRODUCTION     OTHER     ELIMINATIONS     TOTAL
                                  ------------    ------------   ----------     -----     ------------     -----
                                                                   (In Thousands)
1998
Operating revenues
Nonaffiliated
  Regulated gas sales...........   $1,372,568      $       --    $       --    $  1,123    $      --     $1,373,691
  Nonregulated gas sales........           --              --       369,736     124,683           --        494,419
  Gas transportation and
    storage.....................      197,888         347,600           436           9           --        545,933
  Liquid sales..................           --              --       204,030          --           --        204,030
  Other.........................       35,498          54,887        34,042      12,899        5,007        142,333
                                   ----------      ----------    ----------    --------    ---------     ----------
    Total nonaffiliated.........    1,605,954         402,487       608,244     138,714        5,007      2,760,406
Affiliated......................        5,855         100,060        22,860      23,684     (152,459)            --
                                   ----------      ----------    ----------    --------    ---------     ----------
    Total operating revenues....    1,611,809         502,547       631,104     162,398     (147,452)     2,760,406
Operating expenses
  Purchased gas.................      835,222          46,559        39,972     125,223     (146,575)       900,401
Liquids, capacity and other
  products purchased............           --          24,662       115,397       5,218           --        145,277
Operation expense...............      311,154         128,701       156,024      25,406       (3,275)       618,010
Maintenance.....................       50,579          28,011         9,823         245        1,710         90,368
Depreciation and amortization...       75,064          57,343       185,902       6,769        4,835        329,913
Taxes, other than income
  taxes.........................      131,575          33,684         7,344         916        5,780        179,299
                                   ----------      ----------    ----------    --------    ---------     ----------
    Operating income before
      income taxes..............      208,215         183,587       116,642      (1,379)      (9,927)       497,138
                                   ----------      ----------    ----------    --------    ---------     ----------
Income taxes....................       58,314          60,708        23,117        (300)     (12,190)       129,649
Interest revenues...............          703           4,394         1,118       2,379       (5,429)         3,165
Equity in earnings of equity
  investees.....................           --           8,667         4,791      11,917           --         25,375
Other revenues-net..............        6,678           1,122           250       1,699       (3,589)         6,160
Interest charges................       46,847          25,098        21,650       8,249       12,634        114,478
                                   ----------      ----------    ----------    --------    ---------     ----------
Income from continuing
  operations....................   $  110,435      $  111,964    $   78,034    $  6,667    $ (19,389)    $  287,711
                                   ==========      ==========    ==========    ========    =========     ==========
Other significant non-cash
  items:
  Pension cost (credit)-net.....   $  (42,529)     $  (15,801)   $    1,423    $    213    $     198     $  (56,496)
  Stock award amortization......   $    1,039      $      634    $    1,708    $    322    $   3,757     $    7,460
                                   ----------      ----------    ----------    --------    ---------     ----------
Investment in equity
  investees.....................   $       --      $   36,785    $   47,834    $210,608    $      --     $  295,227
    Total assets................   $2,946,758      $1,553,518    $1,523,936    $350,258    $ (12,570)    $6,361,900
Capital expenditures............   $  146,563      $   56,748    $  352,781    $193,118    $  11,903     $  761,113
                                   ----------      ----------    ----------    --------    ---------     ----------

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                 EXPLORATION               CORPORATE
                                                                     AND                      AND
                                  DISTRIBUTION    TRANSMISSION   PRODUCTION     OTHER     ELIMINATIONS     TOTAL
                                  ------------    ------------   ----------     -----     ------------     -----
                                                                   (In Thousands)
1997
Operating revenues
Nonaffiliated
  Regulated gas sales...........   $1,844,221      $       --    $       --    $  6,780    $      --     $1,851,001
  Nonregulated gas sales........           --              --       396,282      37,101           --        433,383
  Gas transportation and
    storage.....................      153,904         337,475           701          --           --        492,080
  Liquid sales..................           --              --       275,902          --           --        275,902
  Other.........................       24,577          60,639        27,287       5,787        6,454        124,744
                                   ----------      ----------    ----------    --------    ---------     ----------
    Total nonaffiliated.........    2,022,702         398,114       700,172      49,668        6,454      3,177,110
Affiliated......................        3,859         101,179         5,508      12,962     (123,508)            --
                                   ----------      ----------    ----------    --------    ---------     ----------
    Total operating revenues....    2,026,561         499,293       705,680      62,630     (117,054)     3,177,110
Operating expenses
  Purchased gas.................    1,158,721           8,592        31,535      34,817     (119,585)     1,114,080
Liquids, capacity and other
  products purchased............           --          53,203       157,101         271           --        210,575
Operation expense...............      324,150         133,681       166,990      34,056        7,735        666,612
Maintenance.....................       50,533          28,426         9,604          47        1,998         90,608
Depreciation and amortization...       77,389          62,258       181,356         406        3,229        324,638
Impairment of gas and oil
  producing properties..........           --              --        10,351          --           --         10,351
Taxes, other than income
  taxes.........................      149,198          32,263         5,917         347        5,859        193,584
                                   ----------      ----------    ----------    --------    ---------     ----------
    Operating income before
      income taxes..............      266,570         180,870       142,826      (7,314)     (16,290)       566,662
                                   ----------      ----------    ----------    --------    ---------     ----------
Income taxes....................       74,699          64,512        31,686      (2,940)     (11,688)       156,269
Interest revenues...............        1,172           2,011         1,330       2,322       (5,172)         1,663
Equity in earnings of equity
  investees.....................           --           8,929         3,275       5,462           --         17,666
Other revenues-net..............       (2,152)            (86)          217      (6,996)       2,130         (6,887)
Interest charges................       48,419          24,051        22,372       1,983        7,102        103,927
                                   ----------      ----------    ----------    --------    ---------     ----------
Income from continuing
  operations....................   $  142,472      $  103,161    $   93,590    $ (5,569)   $ (14,746)    $  318,908
                                   ==========      ==========    ==========    ========    =========     ==========
Other significant non-cash
  items:
  Impairment of gas and oil
    producing properties........   $       --      $       --    $   10,351    $     --    $      --     $   10,351
  Pension cost (credit)-net.....   $  (33,335)     $  (12,819)   $    1,257    $     81    $  (1,195)    $  (46,011)
  Stock award amortization......   $    1,201      $      836    $    1,847    $    279    $   4,046     $    8,209
                                   ----------      ----------    ----------    --------    ---------     ----------
Investment in equity
  investees.....................   $       --      $   34,518    $   38,558    $143,122    $      --     $  216,198
    Total assets................   $2,879,312      $1,501,640    $1,360,068    $827,497    $(254,823)    $6,313,694
Capital expenditures............   $  147,213      $   49,300    $  299,897    $ 95,801    $  10,906     $  603,117
                                   ----------      ----------    ----------    --------    ---------     ----------

20. SUPPLEMENTARY FINANCIAL INFORMATION--UNAUDITED

     (A) Gas and Oil Producing Activities (Excluding Cost-of-service Rate-Regulated Activities)

     The following disclosures exclude the Company's gas producing activities subject to cost-of-service rate regulation. Certain disclosures about these activities are included under "Cost-of-Service Properties" in this Note (A).

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CAPITALIZED COSTS

     The aggregate amounts of costs capitalized by subsidiaries for their gas and oil producing activities, and related aggregate amounts of accumulated depreciation and amortization, follow:

                        DECEMBER 31,                             1999         1998
                        ------------                             ----         ----
                                                                  (In Thousands)
Capitalized costs of
  Proved properties.........................................  $3,735,130   $3,594,042
  Unproved properties.......................................     479,869      389,977
                                                              ----------   ----------
     Subtotal...............................................   4,214,999    3,984,019
                                                              ----------   ----------
Accumulated depreciation of
  Proved properties.........................................   2,556,099    2,542,026
  Unproved properties.......................................     181,981      160,222
                                                              ----------   ----------
     Subtotal...............................................   2,738,080    2,702,248
                                                              ----------   ----------
     Net capitalized costs..................................  $1,476,919   $1,281,771
                                                              ==========   ==========

TOTAL COSTS INCURRED

     The following costs were incurred by subsidiaries in their gas and oil producing activities during the years 1997 through 1999:

                 YEARS ENDED DECEMBER 31,                      1999          1998          1997
                 ------------------------                      ----          ----          ----
                                                                        (In Thousands)
Property acquisition costs
  Proved properties........................................  $171,011      $ 20,597      $ 14,142
  Unproved properties......................................    33,029        29,512        43,951
                                                             --------      --------      --------
     Subtotal..............................................   204,040        50,109        58,093
Exploration costs..........................................   112,725       115,429       101,891
Development costs..........................................    95,436       176,220       118,746
                                                             --------      --------      --------
     Total.................................................  $412,201      $341,758      $278,730
                                                             ========      ========      ========

RESULTS OF OPERATIONS

     The Company cautions that the following standardized disclosures required by the FASB do not represent the results of operations based on its historical financial statements. In addition to requiring different determinations of revenues and costs, the disclosures exclude the impact of interest expense and corporate overheads.

                 YEARS ENDED DECEMBER 31,                      1999          1998          1997
                 ------------------------                      ----          ----          ----
                                                                        (In Thousands)
Revenues (net of royalties) from:
  Sales to nonaffiliated companies.........................  $381,723      $357,729      $403,233
  Transfers to other operations............................    52,237        24,785         7,973
                                                             --------      --------      --------
     Total.................................................   433,960       382,514       411,206
                                                             --------      --------      --------
Less:Production (lifting) costs............................    80,959        62,937        65,286
     Depreciation and amortization.........................   224,280       176,587       172,046
     Impairment of producing properties....................        --            --        10,351
     Income tax expense....................................    37,554        40,977        48,987
                                                             --------      --------      --------
     Results of operations.................................  $ 91,167      $102,013      $114,536
                                                             ========      ========      ========

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

COMPANY-OWNED RESERVES (NON-COST-OF-SERVICE RESERVES)

     Estimated net quantities of proved gas and oil (including condensate) reserves in the United States and Canada at December 31, 1997 through 1999, and changes in the reserves during those years, are shown in the two schedules which follow:

                  YEARS ENDED DECEMBER 31,                    1999      1998     1997
                  ------------------------                    ----      ----     ----
                                                                      (In Bcf)
PROVED DEVELOPED AND UNDEVELOPED RESERVES*--GAS
  At January 1..............................................  1,313    1,141     1,040
  Changes in reserves
     Extensions, discoveries and other additions............    132      214       210
     Revisions of previous estimates........................    (80)      70        31
     Production.............................................   (182)    (155)     (155)
     Purchases of gas in place**............................    278       43        29
     Sales of gas in place..................................    (12)      --       (14)
                                                              -----    -----     -----
  At December 31............................................  1,449    1,313     1,141
                                                              =====    =====     =====
PROVED DEVELOPED RESERVES*--GAS
  At January 1..............................................  1,052      925       900
  At December 31............................................  1,139    1,052       925

---------------
* Net before royalty.

** Amount for 1998 includes 39 Bcf of reserves transferred by sale to CNG
   Producing from an affiliate, Peoples Natural Gas.

     The preceding proved developed and undeveloped gas reserves at December 31, 1999, 1998 and 1997, include United States reserves of 1,448, 1,312 and 1,140 Bcf which, together with the Canadian reserves and the gas reserves reported under "Cost-of-Service Properties," are as contained in reports of Ralph E. Davis Associates, Inc., independent geologists.

                  YEARS ENDED DECEMBER 31,                     1999      1998     1997
                  ------------------------                     ----      ----     ----
                                                                 (In Thousand Bbls)
PROVED DEVELOPED AND UNDEVELOPED RESERVES*--OIL
  At January 1..............................................   57,074   50,627   50,457
  Changes in reserves
     Extensions, discoveries and other additions............    7,185   11,275    4,582
     Revisions of previous estimates........................    6,164    2,960    1,741
     Production.............................................  (10,316)  (7,895)  (7,312)
     Purchases of oil in place..............................    1,096      107    1,182
     Sales of oil in place..................................   (1,416)      --      (23)
                                                              -------   ------   ------
  At December 31............................................   59,787   57,074   50,627
                                                              =======   ======   ======
PROVED DEVELOPED RESERVES*--OIL
  At January 1..............................................   42,750   37,568   24,989
  At December 31............................................   47,303   42,750   37,568
                                                              -------   ------   ------

---------------
* Net before royalty.

     The foregoing proved developed and undeveloped oil reserves at December 31, 1999, 1998 and 1997 include United States reserves of 51,649, 51,230 and 44,160 thousand barrels, respectively. These, together with the Canadian reserves, are as contained in reports of Ralph E. Davis Associates, Inc.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

     The following tabulation has been prepared in accordance with the FASB's rules for disclosure of a standardized measure of discounted future net cash flows relating to Company-owned proved gas and oil reserve quantities.

                      DECEMBER 31,                            1999         1998         1997
                      ------------                            ----         ----         ----
                                                                      (In Thousands)
Future cash inflows......................................  $3,995,475   $2,562,741   $3,197,532
Less: Future development and production costs............     906,676      756,352      658,281
       Future income tax expense.........................     934,217      482,585      766,233
                                                           ----------   ----------   ----------
Future net cash flows....................................   2,154,582    1,323,804    1,773,018
Less annual discount (10% a year)........................     801,494      435,540      606,509
                                                           ----------   ----------   ----------
Standardized measure of discounted future net cash
  flows..................................................  $1,353,088   $  888,264   $1,166,509
                                                           ==========   ==========   ==========

     In the foregoing determination of future cash inflows, sales prices for gas were based on contractual arrangements or market prices at each year-end. Prices for oil were based on average prices received from sales in the month of December each year. Future costs of developing and producing the proved gas and oil reserves reported at the end of each year shown were based on costs determined at each such year end, assuming the continuation of existing economic conditions. Future income taxes were computed by applying the appropriate year-end or future statutory tax rate to future pretax net cash flows, less the tax basis of the properties involved, and giving effect to tax deductions, or permanent differences and tax credits.

     It is not intended that the FASB's standardized measure of discounted future net cash flows represent the fair market value of the Company's proved reserves. The Company cautions that the disclosures shown are based on estimates of proved reserve quantities and future production schedules which are inherently imprecise and subject to revision, and the 10% discount rate is arbitrary. In addition, present costs and prices are used in the determinations and no value may be assigned to probable or possible reserves.

     The following tabulation is a summary of changes between the total standardized measure of discounted future net cash flows at the beginning and end of each year.

                YEARS ENDED DECEMBER 31,                     1999           1998           1997
                ------------------------                     ----           ----           ----
                                                                       (In Thousands)
Standardized measure of discounted future net cash flows
at January 1............................................  $  888,264     $1,166,509     $1,431,997
Changes in the year resulting from Sales and transfers
  of gas and oil produced during the year, less
  production costs......................................    (353,001)      (319,577)      (345,920)
  Prices and production and development costs related to
     future production..................................     792,565       (657,675)      (660,014)
  Extensions, discoveries and other additions, less
     production and development costs...................     186,527        144,595        256,366
  Previously estimated development costs incurred during
     the year...........................................      56,606         71,172         38,409
  Revisions of previous quantity estimates..............    (212,644)        38,015        101,352
  Accretion of discount.................................     120,822        166,707        209,210
  Income taxes..........................................    (263,369)       180,611        159,528
  Purchases and sales of proved reserves in place-net...     264,748         35,639         40,815
  Other (principally timing of production)..............    (127,430)        62,268        (65,234)
                                                          ----------     ----------     ----------
Standardized measure of discounted future net cash flows
  at December 31........................................  $1,353,088     $  888,264     $1,166,509
                                                          ==========     ==========     ==========

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

COST-OF-SERVICE PROPERTIES

     As previously stated, activities subject to cost-of-service rate regulation, consisting solely of gas reserves and related production, are excluded from the foregoing information. In December 1998, Peoples Natural Gas, a subsidiary, transferred by sale all of its remaining gas production properties to CNG Producing, a nonregulated subsidiary. Accordingly, there were no remaining cost-of-service properties as of December 31, 1999 or 1998, and there was no cost-of-service production during 1999.

     At December 31, 1997, net capitalized costs of cost-of-service properties amounted to $8.4 million. Related proved reserves of gas were located in the United States and amounted to 42 Bcf at December 31, 1997. Gas production for the years 1998 and 1997 amounted to 2 and 3 Bcf, respectively.

(B) QUARTERLY FINANCIAL DATA

     A summary of the quarterly results of operations for the years 1999 and 1998 follows. Because a major portion of the gas sold or transported by the Company's distribution and transmission operations is ultimately used for space heating, both revenues and earnings are subject to seasonal fluctuations, and third quarter results are usually the least significant of the year for the Company. Seasonal fluctuations are further influenced by the timing of price relief granted under regulation to compensate for certain past cost increases.

                                                                                QUARTER
                                                              -------------------------------------------
                            1999                                FIRST       SECOND     THIRD      FOURTH
                            ----                                -----       ------     -----      ------
                                                                            (In Thousands)
Total operating revenues....................................  $1,046,448   $566,435   $505,610   $955,857
Operating income before income taxes*.......................  $  243,307   $ 65,711   $ 44,999   $179,003
Income (loss) from continuing operations....................  $  138,987   $(80,024)  $ 10,820   $ 66,977
Net income (loss)...........................................  $  138,987   $(80,024)  $ 10,820   $ 66,977
Earnings per common share--basic
  Income (loss) from continuing operations..................  $     1.46   $   (.84)  $    .11   $    .70
                                                              ----------   --------   --------   --------
Net income (loss)...........................................  $     1.46   $   (.84)  $    .11   $    .70
                                                              ==========   ========   ========   ========
Earnings per common share--diluted
  Income (loss) from continuing operations..................  $     1.44   $   (.83)  $    .11   $    .70
                                                              ----------   --------   --------   --------
Net income (loss)...........................................  $     1.44   $   (.83)  $    .11   $    .70
                                                              ==========   ========   ========   ========

---------------
* Second, third and fourth quarter amounts include merger expenses of $165.3 million, $7.7 million and $39.7 million, respectively. Which revised basic EPS by $1.13, $.06 and $.32 per share, respectively. See Note 2, page 29, for further information on the Company's pending merger with DRI.

CONSOLIDATED NATURAL GAS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

                                                                               QUARTER
                                                              -----------------------------------------
1998                                                           FIRST      SECOND     THIRD      FOURTH
----                                                           -----      ------     -----      ------
                                                                           (In Thousands)
Total operating revenues....................................  $999,165   $530,428   $423,448   $807,365
Operating income before income taxes........................  $234,850   $ 83,710   $ 25,516   $153,062
Income from continuing operations...........................  $138,033   $ 46,814   $  5,627   $ 97,237
Discontinued operations (Note 3)
  Loss from discontinued energy marketing services
     operations, net of applicable tax benefit..............  $(17,238)  $     --   $     --   $     --
  Income (loss) from disposal of energy marketing services
     operations, including provision for operating losses
     during the phase out period, net of applicable tax or
     tax benefit............................................  $(42,900)  $ 10,989   $  2,425   $ (2,221)
Net income..................................................  $ 77,895   $ 57,803   $  8,052   $ 95,016
Earnings per common share--basic*
  Income from continuing operations.........................  $   1.48   $    .49   $    .06   $   1.02
  Loss from discontinued operations.........................      (.18)        --         --         --
  Income (loss) from disposal of discontinued operations....      (.46)       .12        .02       (.02)
                                                              --------   --------   --------   --------
Net income..................................................  $    .84   $    .61   $    .08   $   1.00
                                                              ========   ========   ========   ========
Earnings per common share--diluted*
  Income from continuing operations.........................  $   1.45   $    .49   $    .06   $   1.01
  Loss from discontinued operations.........................      (.18)        --         --         --
  Income (loss) from disposal of discontinued operations....      (.45)       .11        .02       (.02)
                                                              --------   --------   --------   --------
Net income..................................................  $    .82   $    .60   $    .08   $    .99
                                                              ========   ========   ========   ========

---------------
* The sum of the quarterly amounts does not equal the year's amount because the quarterly calculations are based on a changing number of average shares.

     (C) Common Stock Market Prices and Related Matters

     At December 31, 1999, there were 30,659 holders of the Company's common stock. The principal market for the stock is the New York Stock Exchange. Quarterly price ranges and dividends declared on the common stock for the years 1999 and 1998 follow. Restrictions on the payment of dividends are discussed in
Note 13.

                                                      QUARTER
                                         ---------------------------------
                                         FIRST    SECOND   THIRD    FOURTH
                                         -----    ------   -----    ------
Market Price Range
1999--High.............................  $57 3/4  $61 3/16 $64 1/8  $65 7/16
     --Low.............................  $48 11/16 $48 1/2 $60 5/8  $61 7/8
1998--High.............................  $60 1/2  $60 1/8  $59      $55 15/16
     --Low.............................  $53 1/4  $54 15/16 $41 11/16 $50 7/16
Dividends Declared per Share
1999...................................  $.485    $.485    $.485    $.485
1998...................................  $.485    $.485    $.485    $.485